12026182

2011 ANNUAL REPORT TO STOCKHOLDERS

FIRST PULASKI NATIONAL CORPORATION

WE ARE COMMUNITY!

A major goal for First National Bank is to operate progressive banks in our local communities. Each office serves its community by being a leader in supporting issues which improve economic growth and our quality of life. A strong company knows and understands that when our LOCAL communities are strong and growing, we all grow and prosper.

Table of Contents

LOCAL PEOPLE GROW COMMUNITIES

Local Leaders

First National Bank is proud of the excellent facilities that are shared with the communities and especially the leadership provided by the local executives.

Giles County





Patrick Gilbert

Fayetteville



Tommy Holland


NATIONAL
BANK
FAYETTEVILLE OFFICE

Park City


FIRST NATIONAL BANK



Jason Golden

COMMUNITIES


Steve Smith


FIRST
NATIONAL
BANK

Ardmore

Athens


FIRST NATIONAL BANK


Jeff Hodges


Larry Lance

Marshall County


FIRST NATIONAL BANK

Huntsville




Jai Eason

LOCAL PEOPLE GROW COMMUNITIES

Local Involvement

First National Bank stands out as a community leader as evidenced by the number of employees involved in numerous activities and events.






FIRST NATIONAL BANK











COMMUNITIES






National Bank
First




TEAM
FIRST NATIONAL BANK
LIGHTS, CAMERA, CURE!









LOCAL PEOPLE GROW RELATIONSHIPS

Community Advisors

The bank considers it an honor to have so many business and community leaders as advisors and advocates on our community boards.



Lewisburg



Emeritus



Fayetteville



Ardmore



Pulaski

COMMUNITIES

Student Advisors

Students are the future of our communities and we are privileged to play a small role in the development of their financial success.



Pulaski



Fayetteville



Athens



Ardmore



Lewisburg

LOCAL PEOPLE GROW RELATIONSHIPS

Employees at Work

Relationships take time, and our customers bring years of trust and business to First National Bank as some have worked with the same employees for more than 20 years. That is a real relationship, and as the employees continue to interact and serve, those relationships strengthen. First National Bank embraces community building opportunities.






FDIC




First National Bank



COMMUNITIES

FNB Mortgage





Raymond James Investment Center



Cox & Curry Award Winner - Judy Tucker

The easy smile and warm "hello" are just the beginning of great customer service delivered from this year's Cox and Curry Award winner. Judy Tucker makes an excellent team member and is recognized by her peers as the very best! If serving a customer or a fellow employee.... Judy exhibits all the characteristics for excellence that this award Implies...... Judy grows relationships!


Parmenas Cox
and
Robert E. Curry
Excellence Award
FIRST NATIONAL BANK
JUDY TUCKER
2011



LOCAL PEOPLE MAKE US GROW STRONGER

Strong Leadership



Board of Directors: *Front row; left to right;* Don Haney, Whitney Stephens, David Bagley, Linda Rogers, Mark Hayes; *Middle row;* Lyman Cox, Greg Dugger, Wade Boggs, Larry Stewart, James K. Blackburn IV; *Back Row;* James Butler, Bill Yancey, Charles D. Haney



Executive Officers: *left to right;* Milton Nesbitt, Don Haney, Lyman Cox, Tracy Porterfield, Mark Hayes

Executives

For many years, First National Bank has been an anchor in the communities that we serve, in part as a result of the leadership of the Board of Directors and the Bank's executive team. They understand what is going on in the world and in our communities. They keep up with local issues to better serve our shareholders, employees and customers. First National Bank's strong team of leaders will continue to be principal players in the future vitality of our area.

Letter to the Shareholders

Dear Shareholders:

Thank you for your continued support of First Pulaski National Corporation and First National Bank. We encourage you to carefully read this annual report for the year ended December 31, 2011. Should you have any questions, we welcome your calls, letters, or e-mails.

2011 was a good year for First National Bank, the wholly owned subsidiary of First Pulaski National Corporation. We are pleased to report that asset quality saw a significant improvement over the previous two years, along with a dramatic increase in profitability, capital growth, and the maintenance of a strong liquidity position. We have also continued to maintain an excellent relationship with the bank regulatory authorities. As a result of these factors, First Pulaski National Corporation increased its annual cash dividend twenty five percent over the previous year.

The goals for 2012 include continuing to achieve and retain superior earnings to support future growth, the construction of a second office in Athens, Alabama, and an enhancement in our electronic customer service capabilities.

While we were pleased with the 2011 performance and are diligently striving to accomplish the 2012 goals, we are aware of the many challenges facing the financial services industry. Our greatest challenges include overcoming a very weak demand for loans by consumers and businesses as well as adjusting to the ever changing bank regulatory environment. Congress has passed new banking laws creating an additional banking regulator having the autonomy to implement new guidelines without congressional oversight. This new regulator has begun discussing ways of limiting the sources of income available to the banking industry while imposing increased reporting requirements that will result in higher operating costs for all banks. These potential changes cast a cloud of uncertainty over the banking industry, which we are confident will be resolved in time. However, in the short-term, the lack of clarity from Washington will make 2012 a very challenging year.

Regardless of the challenges that lie before us, we will continue with our tradition of providing superior service that results in an increase in the number of customers served, thus creating growth, profitability and increased shareholder value.

Sincerely,

Mark Hayes
Chairman and CEO

Don Haney
President and COO

Report of Management on the Company's Internal Control over Financial Reporting

March 15, 2012

Management of First Pulaski National Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of change in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management of First Pulaski National Corporation, including the Chief Executive Officer and the Chief Financial Officer, has assessed the Company's internal control over financial reporting as of December 31, 2011, based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011, based on the specified criteria.

Crowe Horwath LLP, an independent registered public accounting firm, has audited the effectiveness of the Company's internal controls over financial reporting as stated in their report which is included herein.

Mark A. Hayes
Chairman of the Board & Chief Executive Officer

Tracy Porterfield
Chief Financial Officer

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of First Pulaski National Corporation and subsidiary ("Company") as of December 31, 2011 and 2010, and the related statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company's internal control over financial reporting as of December 31, 2011, based on established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on the Company's Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Pulaski National Corporation and subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Crowe Horwath LLP

Crowe Horwath LLP

Brentwood, Tennessee
March 15, 2012

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2010

ASSETS

	2011	2010
Cash and due from banks	$ 32,182,394	$ 15,353,132
Federal funds sold	1,640,000	1,690,000
Total cash and cash equivalents	33,822,394	17,043,132
Interest bearing balances with banks	543,832	541,058
Securities available for sale	217,469,728	191,195,324
Loans held for sale	2,168,816	1,310,965
Loans		
Loans net of unearned income	340,553,701	342,558,758
Allowance for loan losses	(7,470,322)	(7,996,961)
Total net loans	333,083,379	334,561,797
Bank premises and equipment	18,760,960	19,356,498
Accrued interest receivable	3,351,127	3,316,236
Other real estate owned	7,110,969	12,703,579
Federal Home Loan Bank stock	1,526,500	1,526,500
Company-owned life insurance	10,789,213	10,438,189
Prepaid FDIC insurance	1,731,418	2,316,796
Deferred tax assets, net	3,221,632	5,439,368
Prepayments and other assets	1,518,844	1,390,777
TOTAL ASSETS	$ 635,098,812	$ 601,140,219

LIABILITIES AND SHAREHOLDERS' EQUITY

	2011	2010
LIABILITIES		
Deposits:		
Noninterest bearing	$ 88,005,413	$ 75,966,080
Interest bearing	471,225,835	457,357,446
Total deposits	559,231,248	533,323,526
Securities sold under repurchase agreements	1,850,824	1,803,023
Other borrowed funds	7,326,366	7,545,351
Accrued interest payable	863,878	1,320,721
Other liabilities	6,059,192	4,483,135
TOTAL LIABILITIES	575,331,508	548,475,756
SHAREHOLDERS' EQUITY		
Common stock, $1 par value; authorized - 10,000,000 shares; 1,570,428 and 1,564,350 shares issued and outstanding, respectively	1,570,428	1,564,350
Capital surplus	1,601,845	1,323,023
Retained earnings	54,357,140	50,070,308
Accumulated other comprehensive income (loss), net	2,237,891	(293,218)
TOTAL SHAREHOLDERS' EQUITY	59,767,304	52,664,463
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 635,098,812	$ 601,140,219

The accompanying notes are an integral part of these financial statements.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
INTEREST INCOME			
Loans, including fees	$ 24,131,721	$ 24,894,110	$ 26,330,616
Securities:			
Taxable	3,215,452	2,998,180	2,894,722
Non-taxable	1,225,583	1,375,528	1,925,995
Federal funds sold and other	56,627	69,215	39,469
Dividends	84,875	86,778	90,558
Total Interest Income	28,714,258	29,423,811	31,281,360
INTEREST EXPENSE			
Interest on deposits:			
Transaction accounts	215,022	301,014	439,848
Money market deposit accounts	306,886	299,088	453,259
Other savings deposits	95,846	104,450	147,734
Time certificates of deposit of $100,000 or more	2,318,208	3,614,261	5,103,036
All other time deposits	2,025,023	2,966,009	3,898,526
Securities sold under repurchase agreements	33,892	30,360	26,766
Other borrowed funds	273,293	285,778	258,830
Total Interest Expense	5,268,170	7,600,960	10,327,999
NET INTEREST INCOME	23,446,088	21,822,851	20,953,361
Provision for loan losses	1,455,000	4,750,000	5,327,702
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	21,991,088	17,072,851	15,625,659
NON-INTEREST INCOME			
Service charges on deposit accounts	2,198,672	2,139,031	2,233,215
Commissions and fees	300,902	328,815	373,494
Other service charges and fees	1,002,589	855,032	506,804
Income on company-owned life insurance	351,024	397,401	407,054
Security gains, net	132,760	1,072,441	81,554
Mortgage banking income	772,638	776,493	515,005
Other income	364,597	341,478	158,756
Total Non-interest Income	5,123,182	5,910,691	4,275,882
NON-INTEREST EXPENSES			
Salaries and employee benefits	10,248,952	9,354,188	9,118,163
Occupancy expense, net	1,895,054	1,840,610	1,721,257
Furniture and equipment expense	729,064	724,327	761,119
Advertising and public relations	571,388	447,328	461,291
Impairment on available for sale securities and other equity investments	-	39,200	144,408
Foreclosed assets, net	199,922	992,247	963,969
FDIC insurance expense	636,492	924,048	1,177,448
Other operating expenses	3,754,585	3,320,495	3,354,938
Total Non-interest Expenses	18,035,457	17,642,443	17,702,593
Income before income taxes	9,078,813	5,341,099	2,198,948
Applicable income tax (benefit) expense	2,829,824	1,312,723	(32,664)
NET INCOME	$ 6,248,989	$ 4,028,376	$ 2,231,612
Earnings per common share:			
Basic	$ 3.98	$ 2.58	$ 1.43
Diluted	$ 3.98	$ 2.58	$ 1.43

The accompanying notes are an integral part of these financial statements.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 6,248,989	$ 4,028,376	$ 2,231,612
Adjustments to reconcile net income to net cash provided by operating activities-			
Provision for loan losses	1,455,000	4,750,000	5,327,702
Depreciation	1,012,753	1,045,302	917,584
Amortization and accretion of investment securities, net	1,404,322	1,041,035	662,251
Deferred income tax benefit	647,015	(1,080,836)	(1,167,790)
(Gain) loss on sale or write-downs of other assets	(510,674)	301,418	397,111
Security gains, net	(132,760)	(1,072,441)	(81,554)
Stock-based compensation expense	134,750	134,750	134,750
Loans originated for sale	(28,552,444)	(27,514,025)	(22,958,456)
Proceeds from sale of loans	28,467,231	28,116,751	23,974,583
Mortgage banking income	(772,638)	(776,493)	(515,005)
Impairment of available for sale securities and other equity investments	-	39,200	144,408
Increase in cash surrender value of company-owned life insurance	(351,024)	(397,401)	(407,054)
(Increase) decrease in interest receivable	(34,891)	813,141	468,650
Decrease (increase) in prepayments and other assets	457,311	1,021,383	(2,998,094)
Decrease in accrued interest payable	(456,843)	(311,006)	(668,734)
(Decrease) increase in accrued taxes	(39,733)	135,456	(480,610)
Increase in other liabilities	1,615,789	1,217,768	253,479
Cash Provided by Operating Activities, net	10,592,153	11,492,378	5,234,833
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of securities available for sale	(123,596,278)	(179,788,066)	(85,221,498)
Proceeds from sales of securities available for sale	6,760,940	35,666,787	6,917,122
Proceeds from maturities of securities available for sale	93,391,203	101,484,084	63,771,790
Increase in interest bearing balances with banks	(2,774)	(3,258)	(2,292)
Purchase of company-owned life insurance	-	-	(359,000)
Net (increase) decrease in loans	(3,723,280)	18,070,978	9,375,748
Capital expenditures	(417,191)	(1,527,269)	(2,137,381)
Proceeds from sale of other assets	9,849,958	5,688,085	782,977
Cash Used by Investing Activities, net	(17,737,422)	(20,408,659)	(6,872,534)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings	-	-	5,000,000
Borrowings repaid	(218,985)	(233,678)	(612,493)
Net increase (decrease) in securities sold under repurchase agreements	47,801	(156,121)	235,086
Net increase (decrease) in deposits	25,907,722	(9,653,489)	12,479,758
Cash dividends paid	(1,962,157)	(1,564,111)	(2,491,247)
Proceeds from exercise of stock options, including tax benefit	-	21,020	30,371
Proceeds from issuance of common stock	150,150	121,220	243,870
Cash (Used) Provided by Financing Activities, net	23,924,531	(11,465,159)	14,885,345
INCREASE (DECREASE) IN CASH, net	16,779,262	(20,381,440)	13,247,644
CASH AND CASH EQUIVALENTS, beginning of year	17,043,132	37,424,572	24,176,928
CASH AND CASH EQUIVALENTS, end of year	$ 33,822,394	$ 17,043,132	$ 37,424,572
Supplemental cash flow information			
Interest paid	$ 5,725,013	$ 7,911,966	$ 10,996,733
Income taxes paid	2,323,000	2,193,796	1,797,728
Supplemental noncash disclosures			
Transfers from loans to other real estate owned	3,751,635	6,167,790	13,478,580

The accompanying notes are an integral part of these financial statements.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2011, 2010 and 2009

	Common Stock Shares	Common Stock Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss), net	Total
Balance at January 1, 2009	1,551,407	$ 1,551,407	$ 649,985	$ 47,865,678	$ 965,798	$ 51,032,868
Comprehensive income:						
Net income	-	-	-	2,231,612	-	2,231,612
Reclassification adjustment for gains included in net income, net of tax	-	-	-	-	(50,327)	(50,327)
Change in unrealized gains (losses) on AFS securities, net of tax	-	-	-	-	818,608	818,608
Comprehensive income						2,999,893
Cash dividends paid $1.60 per share	-	-	-	(2,491,247)	-	(2,491,247)
Compensation expense for restricted stock	-	-	134,750	-	-	134,750
Tax benefit arising from exercise of director stock options	-	-	5,896	-	-	5,896
Exercise of stock options	725	725	23,750	-	-	24,475
Issuance of new common stock	5,272	5,272	149,938	-	-	155,210
Issuance of common stock through dividend reinvestment plan	1,612	1,612	87,048	-	-	88,660
Balance at December 31, 2009	1,559,016	1,559,016	1,051,367	47,606,043	1,734,079	51,950,505
Comprehensive income:						
Net income	-	-	-	4,028,376	-	4,028,376
Reclassification adjustment for gains included in net income, net of tax	-	-	-	-	(661,803)	(661,803)
Change in unrealized gains (losses) on AFS securities, net of tax	-	-	-	-	(1,365,494)	(1,365,494)
Comprehensive income						2,001,079
Cash dividends paid $1.00 per share	-	-	-	(1,564,111)	-	(1,564,111)
Compensation expense for restricted stock	-	-	134,750	-	-	134,750
Tax benefit arising from exercise of director stock options	-	-	4,020	-	-	4,020
Exercise of stock options	500	500	16,500	-	-	17,000
Issuance of new common stock	2,450	2,450	(2,450)	-	-	-
Issuance of common stock through dividend reinvestment plan	2,384	2,384	118,836	-	-	121,220
Balance at December 31, 2010	1,564,350	1,564,350	1,323,023	50,070,308	(293,218)	52,664,463
Comprehensive income:						
Net income	-	-	-	6,248,989	-	6,248,989
Reclassification adjustment for gains included in net income, net of tax	-	-	-	-	(81,926)	(81,926)
Change in unrealized gains (losses) on AFS securities, net of tax	-	-	-	-	2,613,035	2,613,035
Comprehensive income						8,780,098
Cash dividends paid $1.25 per share	-	-	-	(1,962,157)	-	(1,962,157)
Compensation expense for restricted stock	-	-	134,750	-	-	134,750
Issuance of new common stock	2,450	2,450	(2,450)	-	-	-
Issuance of common stock through dividend reinvestment plan	3,628	3,628	146,522	-	-	150,150
Balance at December 31, 2011	1,570,428	$ 1,570,428	$ 1,601,845	$ 54,357,140	$ 2,237,891	$ 59,767,304

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include First Pulaski National Corporation (the "Corporation") and its wholly owned subsidiary, First National Bank of Pulaski (the "Bank"), as well as the Bank's wholly owned subsidiary First Pulaski Reinsurance Company ("FPRC"), all of which are together referred to as the "Company." Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices in Giles, Lincoln and Marshall Counties in Tennessee and Limestone and Madison Counties in Alabama. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions with maturities under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Interest-Bearing Deposits in Other Financial Institutions: Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method. Prepayments are anticipated in the amortization of premiums and discounts for mortgage backed securities. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using a method to approximate the level-yield method.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans that are not performing. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Concentration of Credit Risk: Most of the Company's business activity is with customers located within Giles, Lincoln and Marshall Counties in Tennessee and Limestone and Madison Counties in Alabama. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy in these areas.

Mortgage Banking: The Company originates first-lien mortgage loans for the purpose of selling them in the secondary market. Mortgage loans held for sale are recorded at cost, which approximates fair value. Gains and losses realized from the sale of these assets are included in mortgage banking income. Servicing rights related to the mortgages sold are not retained.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Loans over $250,000 are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective rate at inception. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent 3 years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified:

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commercial loans include loans for commercial or industrial purposes to business enterprises that are not secured by real estate. Commercial loans are typically made on the basis of the borrower's ability to repay from the cash flow of the borrower's business. Commercial loans are generally secured by accounts receivable, inventory and equipment. The collateral securing loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. The Company seeks to minimize these risks through its underwriting standards.

Commercial and Agricultural Real Estate loans include loans secured by non-residential real estate, including farmland and improvements thereon. Often these loans are made to single borrowers or groups of related borrowers, and the repayment of these loans largely depends on the results of operations and management of these properties. Adverse economic and weather conditions may affect the repayment ability of these loans.

Construction and Land Development loans include loans to finance the process of improving land preparatory to erecting new structures or the on-site construction of industrial, commercial, residential or farm buildings. Construction and land development loans also include loans secured by vacant land, except land known to be used or usable for agricultural purposes. Construction loans generally are made for relatively short terms. They generally are more vulnerable to changes in economic conditions. Further, the nature of these loans is such that they are more difficult to evaluate and monitor. The risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value upon completion of the project and the estimated cost (including interest) of the project. Periodic site inspections are made on construction loans.

Residential Real Estate loans include loans secured by residential real estate, including single-family and multi-family dwellings. Mortgage title insurance and hazard insurance are normally required. Adverse economic conditions in the Company's market area may reduce borrowers' ability to repay these loans and may reduce the collateral securing these loans.

Consumer loans include loans to individuals for household, family and other personal expenditures that are not secured by real estate. Consumer loans are generally secured by vehicles and other household goods. The collateral securing consumer loans may depreciate over time. The Company seeks to minimize these risks through its underwriting standards.

Other loans include loans to finance agricultural production and other loans to farmers that are not secured by real estate. Other loans also include loans to states and political subdivisions in the U.S. Loans to farmers are subject to the inherent risks in farming, such as unpredictable weather and market prices for goods produced from farming operations. Loans to states and political subdivisions are generally subject to the risk that the borrowing municipality or political subdivision may lose a significant portion of its tax base or that the project for which the loan was made may produce inadequate revenue.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line and accelerated methods with useful lives ranging from 5 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line and accelerated method with useful lives ranging from 3 to 7 years.

Federal Home Loan Bank (FHLB) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Company Owned Life Insurance: The Company has purchased life insurance policies on certain directors and key executives. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-Term Assets: Premises and equipment, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Retirement Plans: Employee profit sharing plan expense is the amount contributed by the Company. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service. The present value of future benefits to be paid is being accrued over the period from the effective date of the agreements until the full eligibility date.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Corporation or by the Corporation to its shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 5. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no affect on prior year net income or shareholders' equity.

Adoption of New Accounting Standards:

In April 2011, the FASB amended existing guidance for assisting a creditor in determining whether a restructuring is a troubled debt restructuring. The amendments clarify the guidance for a creditor's evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. With regard to determining whether a concession has been granted, the ASU clarifies that creditors are precluded from using the effective interest method to determine whether a concession has been granted. In the absence of using the effective interest method, a creditor must now focus on other considerations such as the value of the underlying collateral, evaluation of other collateral or guarantees, the debtor's ability to access other funds at market rates, interest rate increases and whether the restructuring results in a delay in payment that is insignificant. This guidance is effective for interim and annual reporting periods beginning after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. For purposes of measuring impairment on newly identified troubled debt restructurings, the amendments should be applied prospectively for the first interim or annual period beginning on or after June 15, 2011. The adoption of this guidance did not have a material impact upon the Corporation's financial statements.

In May 2011, the FASB issued an amendment to achieve common fair value measurement and disclosure requirements between U.S. and International accounting principles. Overall, the guidance is consistent with existing U.S. accounting principles; however, there are some amendments that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this guidance are effective for interim and annual reporting periods beginning after December 15, 2011. The Corporation is currently evaluating the impact of this amendment on the consolidated financial statements.

In June 2011, the FASB amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in shareholder's equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. The amendments in this guidance are effective as of the beginning of a fiscal reporting year, and interim periods within that year, that begins after December 15, 2011. Early adoption is permitted. The adoption of this amendment will change the presentation of the components of comprehensive income for the Corporation as part of the consolidated statement of shareholder's equity.

NOTE 2 - SECURITIES

The amortized cost and fair value of the available for sale securities portfolio at December 31, 2011 and 2010 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. treasury securities	$ 100,107	$ 26	$ -	$ 100,133
U.S. government sponsored entities	114,896,330	1,522,270	11,008	116,407,592
Obligations of states and political subdivisions	36,668,186	1,437,841	27,737	38,078,290
Mortgage-backed securities: residential	62,178,656	767,916	62,859	62,883,713
Total	$ 213,843,279	$ 3,728,053	$ 101,604	$ 217,469,728

2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. treasury securities	$ 100,302	$ 366	$ -	$ 100,668
U.S. government sponsored entities	105,559,892	394,738	1,299,026	104,655,604
Obligations of states and political subdivisions	42,270,477	815,757	527,179	42,559,055
Mortgage-backed securities: residential	43,712,835	481,610	359,248	43,835,197
Total debt securities	191,643,506	1,692,471	2,185,453	191,150,524
Equity securities	27,200	17,600	-	44,800
Total	$ 191,670,706	$ 1,710,071	$ 2,185,453	$ 191,195,324

Sales of available for sale securities were as follows:

	2011	2010	2009
Proceeds	$ 6,760,940	$ 35,666,787	$ 6,917,122
Gross gains	132,760	1,103,228	91,982
Gross losses	-	30,787	10,428

The tax provision related to these net realized gains and losses was $(50,834), $(410,638) and $(31,227), respectively.

The amortized cost and fair value of debt securities at year end 2011 are shown below by contractual maturity. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for Sale	
	Amortized Cost	Fair Value
Maturity		
Due in one year or less	$ 8,073,086	$ 8,133,473
Due after one year through five years	111,995,003	113,794,564
Due after five years through ten years	31,104,758	32,141,684
Due after ten years	491,776	516,294
Mortgage-backed - residential	62,178,656	62,883,713
TOTAL	$ 213,843,279	$ 217,469,728

Securities pledged at year-end 2011 and 2010 had a carrying amount of $96,653,044 and $87,602,230, respectively, and were pledged to secure public deposits and securities sold under repurchase agreements.

At year-end 2011 and 2010, there were no holdings of securities of any one issuer, other than U.S. government agencies and U.S. government-sponsored entities, in an amount greater than 10% of shareholders' equity. All mortgage-backed securities held were issued by U.S. government agencies or U.S. government-sponsored entities.

NOTE 2 - SECURITIES (CONTINUED)

The following table summarizes the investment securities with unrealized losses at December 31, 2011 and December 31, 2010 aggregated by major security type and length of time in a continuous unrealized loss position:

2011

	Less Than 12 Months		12 Months or Longer		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Obligations of U.S. government sponsored entities	$ 8,505,750	$ 11,008	$ -	$ -	$ 8,505,750	$ 11,008
Obligations of states and political subdivisions	1,125,358	17,763	254,050	9,974	1,379,408	27,737
Mortgage-backed securities - residential	15,573,390	62,859	-	-	15,573,390	62,859
Total temporarily impaired Securities	$ 25,204,498	$ 91,630	$ 254,050	$ 9,974	$ 25,458,548	$ 101,604

2010

	Less Than 12 Months		12 Months or Longer		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Obligations of U.S. government sponsored entities	$ 62,919,080	$ 1,299,026	$ -	$ -	$ 62,919,080	$ 1,299,026
Obligations of states and political subdivisions	11,676,609	527,179	-	-	11,676,609	527,179
Mortgage-backed securities - residential	27,736,295	359,248	-	-	27,736,295	359,248
Total temporarily impaired Securities	$ 102,331,984	$ 2,185,453	$ -	$ -	$ 102,331,984	$ 2,185,453

In determining OTTI for debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary impairment exists involves a high degree of subjectivity and judgment and is based on the information available to management at the point in time when the assessment is being made.

When OTTI occurs the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

As of December 31, 2011, the Company's security portfolio consisted of 319 securities, 20 of which were in an unrealized loss position. The majority of unrealized losses are related to the Company's residential mortgage-backed securities. Because the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2011.

NOTE 2 - SECURITIES (CONTINUED)

The Company's equity securities at December 31, 2010 consisted of floating rate preferred stock issued by Federal National Mortgage Association ("FNMA"). For the year ended December 31, 2008, the Company recognized a $1,952,721 pre-tax charge for the other-than-temporary decline in fair value. A $39,200 pre-tax charge was recognized for the other-than-temporary decline in fair value on these Fannie Mae securities in the second quarter of 2010 as the fair value of these securities declined further. The Company sold these equity securities in the first quarter of 2011 and recorded a gain of $107,197 on the sale.

NOTE 3 - LOANS

Loans at year end were as follows:

	2011	2010
Commercial	$ 29,518,794	$ 34,561,396
Commercial and agricultural real estate:		
Commercial real estate	127,470,394	122,548,942
Agricultural real estate	36,825,448	34,227,577
Construction and land development	27,255,729	31,742,216
Residential real estate		
Home equity line of credit	17,573,194	18,850,939
1-4 family closed-end first lien	60,979,977	61,751,357
1-4 family closed-end junior lien	2,593,391	3,175,461
Multi-family	997,839	1,144,978
Consumer	26,194,891	22,678,901
Other	11,337,367	12,105,971
Subtotal	340,747,024	342,787,738
Less: Net deferred loan fees	(193,323)	(228,980)
Allowance for loan losses	(7,470,322)	(7,996,961)
Loans, net	$ 333,083,379	$ 334,561,797

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ending December 31, 2011:

December 31, 2011	Commercial	Commercial and Agricultural Real Estate	Construction and Land Development	Residential Real Estate	Consumer	Other	Total
Allowance for loan losses:							
Beginning balance	$ 1,035,511	$ 3,747,046	$ 1,474,970	$ 1,274,380	$ 383,644	$ 81,410	$ 7,996,961
Provision for loan losses	(27,456)	257,810	161,679	810,414	267,371	(14,818)	1,455,000
Loans charged-off	(336,842)	(192,970)	(528,111)	(831,718)	(307,441)	(17,052)	(2,214,134)
Recoveries	6,442	13,181	90,190	74,094	46,002	2,586	232,495
Ending allowance balance	$ 677,655	$ 3,825,067	$ 1,198,728	$ 1,327,170	$ 389,576	$ 52,126	$ 7,470,322

Activity in the allowance for loan losses was as follows:

	2010	2009
Beginning balance	$ 7,085,316	$ 5,219,956
Provision for loan losses	4,750,000	5,327,702
Loans charged-off	(3,943,873)	(3,605,212)
Recoveries	105,518	142,870
Ending balance	$ 7,996,961	$ 7,085,316

The loan balances in the following tables related to credit quality do not include approximately $2,292,000 in accrued interest receivable and $193,000 in deferred loan fees as of December 31, 2011 and approximately $2,225,000 in accrued interest receivable and $229,000 in deferred loan fees as of December 31, 2010. Accrued interest receivable is a component of the Company's recorded investment in loans.

NOTE 3 – LOANS (CONTINUED)

The following table presents the balance in the allowance for loan losses and loans by portfolio segment and based on impairment method as of December 31, 2011 and 2010:

December 31, 2011	Commercial	Commercial and Agricultural Real Estate	Construction and Land Development	Residential Real Estate	Consumer	Other	Total
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$ -	$ 146,311	$ 106,227	$ -	$ -	$ -	$ 252,538
Collectively evaluated for impairment	677,655	3,678,756	1,092,501	1,327,170	389,576	52,126	7,217,784
Total ending allowance balance	$ 677,655	$ 3,825,067	$ 1,198,728	$ 1,327,170	$ 389,576	$ 52,126	$ 7,470,322
Loans:							
Loans individually evaluated for impairment	$ 48,405	$ 3,195,817	$ 1,643,830	$ 2,736,506	$ -	$ -	$ 7,624,558
Loans collectively evaluated for impairment	29,470,389	161,100,025	25,611,899	79,407,895	26,194,891	11,337,367	333,122,466
Total ending loans balance	$ 29,518,794	$ 164,295,842	$ 27,255,729	$ 82,144,401	$ 26,194,891	$ 11,337,367	$ 340,747,024

December 31, 2010	Commercial	Commercial and Agricultural Real Estate	Construction and Land Development	Residential Real Estate	Consumer	Other	Total
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$ -	$ 166,590	$ 108,252	$ 125,124	$ -	$ -	$ 399,966
Collectively evaluated for impairment	1,035,511	3,580,456	1,366,718	1,149,256	383,644	81,410	7,596,995
Total ending allowance balance	$ 1,035,511	$ 3,747,046	$ 1,474,970	$ 1,274,380	$ 383,644	$ 81,410	$ 7,996,961
Loans:							
Loans individually evaluated for impairment	$ 68,442	$ 5,873,675	$ 3,272,054	$ 3,317,219	$ -	$ -	$ 12,531,390
Loans collectively evaluated for impairment	34,492,954	150,902,844	28,470,162	81,605,516	22,678,901	12,105,971	330,256,348
Total ending loans balance	$ 34,561,396	$ 156,776,519	$ 31,742,216	$ 84,922,735	$ 22,678,901	$ 12,105,971	$ 342,787,738

The following table presents information related to impaired loans by class of loans as of and for the year ended December 31, 2011. The unpaid principal balance has been reduced for net charge-offs in the table below.

	Unpaid Principal Balance	Loan Balance	Allowance for Loan Losses Allocated	Average Loan Balance	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:						
Commercial	$ 48,405	$ 48,405	$ -	$ 57,439	$ 2,861	$ 2,861
Commercial and agricultural real estate:						
Commercial real estate	2,597,072	2,597,072	-	2,688,848	33,623	33,623
Residential real estate:						
1-4 family closed-end	2,736,506	2,736,506	-	3,069,752	116,021	116,021
Construction and land development	723,352	723,352	-	1,976,132	-	-
With an allowance recorded:						
Commercial	-	-	-	-	-	-
Commercial and agricultural real estate:						
Commercial real estate	598,745	598,745	146,311	622,258	-	-
Residential real estate:						
1-4 family closed-end	-	-	-	-	-	-
Construction and land development	920,478	920,478	106,227	1,216,617	-	-
	$ 7,624,558	$ 7,624,558	$ 252,538	$ 9,631,046	$ 152,505	$ 152,505

NOTE 3 – LOANS (CONTINUED)

The following table presents information related to impaired loans by class of loans as of and for the year ended December 31, 2010. The unpaid principal balance has been reduced for net charge-offs in the table below.

	Unpaid Principal Balance	Loan Balance	Allowance for Loan Losses Allocated
With no related allowance recorded:			
Commercial	$ 68,442	$ 68,442	$ -
Commercial and agricultural real estate :			
Commercial real estate	5,230,181	5,230,181	-
Residential real estate:			
1-4 family closed-end	2,997,634	2,997,634	-
Construction and land development	1,861,553	1,861,553	-
With an allowance recorded:			
Commercial and agricultural real estate :			
Commercial real estate	643,494	643,494	166,590
Residential real estate:			
1-4 family closed-end	319,585	319,585	125,124
Construction and land development	1,410,242	1,410,501	108,252
	$ 12,531,131	$ 12,531,390	$ 399,966

The following table presents information for impaired loans as of December 31:

	2010	2009
Average of individually impaired loans during the year	$ 12,907,114	$ 8,824,125
Interest income recognized during impairment	326,397	170,568
Cash-basis interest income recognized	120,617	95,183

Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans that are not performing.

The following table presents nonaccrual and loans past due 90 days still on accrual by class of loans as of December 31, 2011 and 2010:

	Nonaccrual		Loans Past Due Over 90 Days Still Accruing	
	2011	2010	2011	2010
Commercial	$ 59,028	$ 218,262	$ -	$ -
Commercial and agricultural real estate :				
Commercial real estate	3,504,851	3,096,537	-	-
Agricultural real estate	378,527	125,710	-	-
Residential real estate:				
Home equity line of credit	-	-	-	-
1-4 family closed-end first lien	3,983,744	4,781,841	-	-
1-4 family closed-end junior lien	6,250	469,085	-	-
Multi-family	-	-	-	-
Construction and land development	1,539,053	4,278,154	-	-
Consumer	92,786	233,827	23,684	-
Other	26,507	49,146	-	-
	$ 9,590,746	$ 13,252,562	$ 23,684	$ -

NOTE 3 – LOANS (CONTINUED)

The following table presents the aging of past due loans as of December 31, 2011 by class of loans:

December 31, 2011	30-89 Days Past Due	90 days or more Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$ 333,697	$ 10,623	$ 344,320	$ 29,174,474	$ 29,518,794
Commercial and agricultural real estate :					
Commercial real estate	1,810,872	2,003,558	3,814,430	123,655,964	127,470,394
Agricultural real estate	137,201	249,228	386,429	36,439,019	36,825,448
Residential real estate:					
Home equity line of credit	82,698	-	82,698	17,490,496	17,573,194
1-4 family closed-end first lien	2,000,183	894,097	2,894,280	58,085,697	60,979,977
1-4 family closed-end junior lien	113,240	-	113,240	2,480,151	2,593,391
Multi-family	-	-	-	997,839	997,839
Construction and land development	1,375,760	457,065	1,832,825	25,422,904	27,255,729
Consumer	527,327	60,439	587,766	25,607,125	26,194,891
Other	69,375	27,066	96,441	11,240,926	11,337,367
	$ 6,450,353	$ 3,702,076	$ 10,152,429	$ 330,594,595	$ 340,747,024

The above table of past due loans includes nonaccrual loans of $3,016,993 in the loans not past due category, $2,895,361 in the 30-89 days past due category and $3,678,392 in the 90 days and greater past due category.

The following table presents the aging of past due loans as of December 31, 2010 by class of loans:

December 31, 2010	30-89 Days Past Due	90 days or more Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$ 346,719	$ 85,117	$ 431,836	$ 34,129,560	$ 34,561,396
Commercial and agricultural real estate :					
Commercial real estate	560,969	1,985,389	2,546,358	120,002,584	122,548,942
Agricultural real estate	114,519	125,710	240,229	33,987,348	34,227,577
Residential real estate:					
Home equity line of credit	114,848	-	114,848	18,736,091	18,850,939
1-4 family closed-end first lien	3,084,041	1,663,835	4,747,876	57,003,481	61,751,357
1-4 family closed-end junior lien	189,356	60,995	250,351	2,925,110	3,175,461
Multi-family	-	-	-	1,144,978	1,144,978
Construction and land development	473,735	1,558,551	2,032,286	29,709,930	31,742,216
Consumer	714,702	172,033	886,735	21,792,166	22,678,901
Other	29,839	33,506	63,345	12,042,626	12,105,971
	$ 5,628,728	$ 5,685,136	$ 11,313,864	$ 331,473,874	$ 342,787,738

The above table of past due loans includes nonaccrual loans of $4,648,327 in the loans not past due category, $2,919,099 in the 30-89 days past due category and $5,685,136 in the 90 days and greater past due category.

Troubled Debt Restructurings

During the year ended December 31, 2011, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

The Company has not allocated any specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2011 and 2010. The Company has not committed to lend any additional amounts as of December 31, 2011 and 2010 to customers with outstanding loans that are classified as troubled debt restructurings. The modifications in the table below are all related to modifying the monthly payments to require interest only rather than principal and interest and extending the maturity date for periods ranging from 6 months to 12 months.

NOTE 3 – LOANS (CONTINUED)

The following table presents loans by class modified as troubled debt restructurings that occurred during the year ended December 31, 2011:

	Number of Loans	Pre-Modification Unpaid Principal Balance	Post-Modification Unpaid Principal Balance
Commercial real estate	1	$ 791,257	$ 791,257
Construction and land development	2	267,922	267,922
	3	$ 1,059,179	$ 1,059,179

The troubled debt restructurings described above did not increase the allowance for loan losses and did not result in charge offs during the year ended December 31, 2011.

There were no loans modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the year ended December 31, 2011.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company's internal underwriting policy.

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt. For commercial, commercial and agricultural real estate and construction and land development loans information such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors are analyzed to determine the proper risk category. For residential real estate, consumer and other loans, the analysis primarily involves monitoring the past due status of these loans and at such time that these loans are past due, the Company evaluates the loans to determine if a change in risk category is warranted. The Company analyzes loans individually by classifying the loans as to credit risk. The Company uses the following definitions for risk ratings, which are updated annually:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

NOTE 3 – LOANS (CONTINUED)

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are typically overdrafts and loans in process. As of December 31, 2011 and 2010, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

December 31, 2011	Pass	Special Mention	Substandard	Doubtful	Not Rated
Commercial	$ 29,009,547	$ 125,766	$ 383,481	$ -	$ -
Commercial and agricultural real estate:					
Commercial real estate	115,705,423	3,656,544	8,108,427	-	-
Agricultural real estate	35,611,655	819,682	394,111	-	-
Residential real estate:					
Home equity line of credit	17,244,456	33,020	295,718	-	-
1-4 family closed-end first lien	55,194,491	1,177,666	4,607,820	-	-
1-4 family closed-end junior lien	2,194,417	101,553	297,421	-	-
Multi-family	997,839	-	-	-	-
Construction and land development	25,051,579	14,472	2,189,678	-	
Consumer	25,625,547	170,075	399,269	-	-
Other	10,672,388	19,337	26,506	-	619,136
Total	$ 317,307,342	$ 6,118,115	$ 16,702,431	$ -	$ 619,136

December 31, 2010	Pass	Special Mention	Substandard	Doubtful	Not Rated
Commercial	$ 33,353,758	$ 111,401	$ 1,096,237	$ -	$ -
Commercial and agricultural real estate:					
Commercial real estate	108,460,368	3,507,932	10,580,642	-	-
Agricultural real estate	33,534,967	174,269	518,341	-	-
Residential real estate:					
Home equity line of credit	18,643,055	28,069	179,815	-	-
1-4 family closed-end first lien	55,231,087	1,031,548	5,169,137	319,585	-
1-4 family closed-end junior lien	2,434,095	8,343	733,023	-	-
Multi-family	1,144,978	-	-	-	-
Construction and land development	22,407,749	3,907,654	5,426,813	-	
Consumer	21,824,500	294,091	560,310	-	-
Other	11,449,573	1,337	59,911	-	595,150
Total	$ 308,484,130	$ 9,064,644	$ 24,324,229	$ 319,585	$ 595,150

NOTE 4 - REAL ESTATE OWNED

Expenses related to foreclosed assets include:

	2011	2010	2009
Net loss (gain) on sales	$ (238,492)	$ (170,039)	$ 39,991
Direct write-downs	7,755	496,461	352,500
Operating expenses	430,659	665,825	571,478
Total expenses	$ 199,922	$ 992,247	$ 963,969

NOTE 5 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

NOTE 5 - FAIR VALUE (CONTINUED)

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Investment securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at fair value, less costs to sell. Fair values are based on recent real estate appraisals. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Assets and Liabilities Measured on a Recurring Basis
Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2011 using			Fair Value Measurements at December 31, 2010 using		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets:						
Available for sale securities:						
U.S. treasuries	$ 100,133		$ 100,133	$ 100,668		$ 100,668
Obligations of U.S. government sponsored entities	116,407,592		116,407,592	104,655,604		104,655,604
Obligations of states and political subdivisions	38,078,290		38,078,290	42,559,055		42,559,055
Mortgage-backed securities - residential	62,883,713		62,883,713	43,835,197		43,835,197
Equity securities	-	-		44,800	44,800	
Total	$ 217,469,728	$ -	$ 217,469,728	$ 191,195,324	$ 44,800	$ 191,150,524

All mortgage-backed securities held were issued by U.S. government agencies or U.S. government-sponsored entities.

There were no significant transfers between Level 1 and Level 2 during 2011.

NOTE 5 - FAIR VALUE (CONTINUED)

Assets and Liabilities Measured on a Non-Recurring Basis

Assets measured at fair value on a non-recurring basis are summarized below:

	Carrying Value	Fair Value Measurements at December 31, 2011 Using: Significant Other Observable Inputs (Level 2)	Fair Value Measurements at December 31, 2011 Using: Significant Unobservable Inputs (Level 3)
Assets:			
Impaired loans			
Comml and ag real estate:			
Commercial real estate	$ 1,805,814		$ 1,805,814
Residential real estate:			
1-4 family closed-end	1,908,083		1,908,083
Construction & land development	455,430		455,430
Total impaired loans	$ 4,169,327		$ 4,169,327
Other real estate owned			
Residential real estate:			
Home equity line of credit	$ -		$ -
1-4 family closed-end	-		-
Multi-family	576,690		576,690
Construction & land development	3,511,370		3,511,370
Total other real estate owned	$ 4,088,060		$ 4,088,060

	Carrying Value	Fair Value Measurements at December 31, 2010 Using: Significant Other Observable Inputs (Level 2)	Fair Value Measurements at December 31, 2010 Using: Significant Unobservable Inputs (Level 3)
Assets:			
Impaired loans			
Comml and ag real estate:			
Commercial real estate	$ 2,488,639		$ 2,488,639
Residential real estate:			
1-4 family closed-end	197,508		197,508
Construction & land development	1,861,553		1,861,553
Total impaired loans	$ 4,547,700		$ 4,547,700
Other real estate owned			
Construction & land development	$ 4,056,100		$ 4,056,100
Total other real estate owned	$ 4,056,100		$ 4,056,100

There were $4,169,327 in impaired loans measured for impairment using the fair value of the collateral at December 31, 2011, resulting in an additional provision for loan losses of $741,989 for the year ended December 31, 2011. There were $4,547,700 in impaired loans measured for impairment using the fair value of the collateral at December 31, 2010, resulting in an additional provision for loan losses of $1,558,966 for the year ended December 31, 2010.

Other real estate owned measured at fair value less costs to sell, had a net carrying amount of $7,110,969 for the year ended December 31, 2011. Included in this amount were properties that were written down to fair value totaling $4,088,060 resulting in additional foreclosed asset expense of $7,755 for the year ended December 31, 2011. Other real estate owned had a net carrying amount of $12,703,579 for the year ended December 31, 2010. Included in this amount were properties that were written down to fair value totaling $4,056,100 resulting in additional foreclosed asset expense of $496,461 for the year ended December 31, 2010.

NOTE 5 - FAIR VALUE (CONTINUED)

Carrying amount and estimated fair values of financial instruments at year end were as follows:

	2011		2010	
	(In thousands)		(In thousands)	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 34,366	$ 34,366	$ 17,584	$ 17,584
Securities	217,470	217,470	191,195	191,195
Loans held for sale	2,169	2,169	1,311	1,311
Loans, net	335,252	334,556	334,562	332,110
Federal Home Loan Bank stock	1,527	N/A	1,527	N/A
Accrued interest receivable	3,351	3,351	3,316	3,316
Financial liabilities:				
Deposits	559,231	560,864	533,324	535,620
Securities sold under repurchase agreements	1,851	1,851	1,803	1,803
Other borrowed funds	7,326	7,733	7,545	7,967
Accrued interest payable	864	864	1,321	1,321

The methods and assumptions, not previously presented, used to estimate fair value are described as follows: Carrying amount is the estimated fair value for cash and cash equivalents, interest bearing deposits, accrued interest receivable and payable, demand deposits, and variable rate loans or deposits that reprice frequently and fully. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values of debt are based on current rates for similar financing. It was not practicable to determine the fair value of Federal Home Loan Bank stock due to restrictions placed on its transferability. The fair value of off-balance-sheet items and loans held for sale are not considered material.

NOTE 6 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2011	2010
Land	$ 6,602,834	$ 6,438,371
Buildings	19,618,649	19,606,904
Furniture and equipment	7,151,134	7,020,988
Leasehold improvements	152,603	152,603
	$ 33,525,220	$ 33,218,866
Less: Accumulated depreciation	(14,764,260)	(13,862,368)
	$ 18,760,960	$ 19,356,498

Operating Leases: The Company leases certain branch properties and equipment under operating leases. Rent expense was $162,513, $169,850 and $217,180 for 2011, 2010, and 2009, respectively. Rent commitments, before considering renewal options that generally are present, were as follows:

2012	$106,873
Total	$106,873

NOTE 7 - DEPOSITS

Time deposits of $100,000 or more were $137,150,951 and $139,949,423 at year-end 2011 and 2010.

Scheduled maturities of time deposits for the next five years were as follows:

2012	$ 199,723,909
2013	37,924,632
2014	11,837,145
2015	10,123,281
2016	10,037,812

Overdrafts in the amounts of $919,314 and $854,989 were reclassified as loans as of December 31, 2011 and 2010, respectively.

NOTE 8 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements are secured by U.S. government-sponsored entity securities with a carrying amount of $3,475,426 and $3,176,133 at year-end 2011 and 2010, respectively.

Securities sold under repurchase agreements are financing arrangements for certain of the Bank's customers that mature daily. At maturity, the securities underlying the agreements are returned from the customer to the Bank. Information concerning securities sold under repurchase agreements is summarized as follows:

	2011	2010	2009
Average daily balance during the year	$ 2,131,727	$ 1,909,560	$ 1,683,477
Average interest rate during the year	1.59%	1.59%	1.59%
Maximum month-end balance during the year	$ 2,502,990	$ 2,133,165	$ 1,959,144
Weighted average interest rate at year-end	1.59%	1.59%	1.59%

NOTE 9 - OTHER BORROWED FUNDS

At year end, advances from the Federal Home Loan Bank were as follows:

Principal Amounts Outstanding December 31,		Interest	Maturity
2011	2010	Rates	Dates
$ -	$ 9,165	6.25%	2011
1,076,943	1,230,978	4.09%-7.40%	2012
1,073,207	1,099,209	5.09%	2013
5,000,000	5,000,000	2.94%	2014
99,439	119,116	6.50%	2016
76,777	86,883	4.87%	2018
$ 7,326,366	$ 7,545,351		

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $58,295,280 and $57,257,335 of first mortgage loans under a blanket lien arrangement at year-end 2011 and 2010, respectively. Based on this collateral and the Company's holdings of FHLB stock, the Company is eligible to borrow up to an additional $19,962,000 at year-end 2011.

Payment Information

Required payments over the next five years are:

2012	$ 1,140,965
2013	1,077,212
2014	5,035,770
2015	37,964
2016	17,374
Thereafter	17,081
	$ 7,326,366

NOTE 10 - INCOME TAXES

Income tax expense (benefit) was as follows:

	2011	2010	2009
Current expense			
Federal	$ 1,770,787	$ 1,906,853	$ 823,883
State	412,022	486,706	311,244
Deferred expense			
Federal	537,180	(897,356)	(969,550)
State	109,835	(183,480)	(198,241)
Total expense (benefit)	$ 2,829,824	$ 1,312,723	$ (32,664)

Effective tax rates differ from the federal statutory rate of 34% applied to income before taxes due to the following:

	2011	2010	2009
Federal taxes at statutory rate	$ 3,086,796	$ 1,815,974	$ 747,642
Increase (decrease) resulting from tax effect of:			
Tax exempt interest on obligations of states and political subdivisions	(479,485)	(564,838)	(703,337)
State income taxes, net of federal income tax benefit	344,426	200,129	74,582
Increase in cash surrender value	(119,348)	(135,116)	(138,398)
Benefit of lower tax rates of First Pulaski Reinsurance Company	(8,583)	(10,951)	-
Others, net	6,018	7,525	(13,153)
Provision for Income Taxes	$ 2,829,824	$ 1,312,723	$ (32,664)

Year-end deferred tax assets and liabilities were due to the following:

	2011	2010
Deferred tax assets:		
Allowance for loan losses	$ 2,889,926	$ 3,091,575
Director benefit plans	1,147,710	901,186
Unrealized loss on available for sale securities	-	182,164
Impairment of available for sale securities	-	764,268
Deferred loan fees	74,023	87,676
Nonaccrual loan interest	634,520	423,702
Impairment of other real estate	139,975	325,067
Deferred credit insurance fees	54,388	58,828
Deferred gains on sale of other real estate	66,379	63,088
Other	50,597	53,683
Gross Deferred Tax Assets	5,057,518	5,951,237
Deferred tax liabilities:		
Unrealized gain on available for sale securities	1,388,557	-
Other securities	322,749	322,749
Prepaid expenses	109,516	174,836
Other	15,064	14,284
Gross Deferred Tax Liabilities	1,835,886	511,869
Net Deferred Tax Asset	$ 3,221,632	$ 5,439,368

NOTE 10 - INCOME TAXES (CONTINUED)

The Company has sufficient refundable taxes paid in available carryback years to fully realize its recorded deferred tax assets. Accordingly, no valuation has been recorded.

Unrecognized Tax Benefits

The amount of unrecognized tax benefits was $12,951 and $22,081 at December 31, 2011 and 2010, respectively. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company did not have any material amount accrued for interest and penalties for the years ended December 31, 2011 and 2010.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the states of Tennessee and Alabama. The Company filed income tax returns in Alabama in 2005, 2006, 2007, 2008, 2009 and 2010. These returns are subject to examination. The Company is no longer subject to examination by U.S. federal and Tennessee taxing authorities for years before 2008.

NOTE 11 - BENEFIT PLANS

Profit Sharing Plan: The Bank has a non-contributory trusteed profit sharing retirement plan covering all officers and employees who have completed a year of service and are over the age of 21. According to the plan, the Bank's contribution will not exceed 15% of the total salary of all the participants. The plan expense was $971,603, $478,220 and $458,766 in 2011, 2010 and 2009, respectively.

Deferred Compensation Plan: A deferred compensation plan covers all directors. Under the plan, the Company pays each participant, or their beneficiary, the amount of director fees deferred plus interest over 15 years, beginning with the individual's retirement, death or disability. A liability is accrued for the obligation under this plan. The expense incurred for the deferred compensation for each of the last three years was $705,546, $441,559 and $532,429 resulting in a deferred compensation liability of $2,997,415, $2,353,580 and $1,973,732, respectively.

NOTE 12 - OTHER OPERATING EXPENSES

The following table summarizes the components of other operating expenses for the years ended December 31:

	2011	2010	2009
Directors' fees and expense	$ 853,321	$ 579,834	$ 679,679
Stationery and supplies	154,499	190,238	185,419
Collection and professional fees	509,967	517,745	418,512
Postage	159,425	166,531	196,256
Data processing expense	598,381	535,385	484,561
Educational expense	143,110	62,683	123,419
Telecommunication expense	207,972	213,467	239,151
Other	1,127,910	1,054,612	1,027,941
	$ 3,754,585	$ 3,320,495	$ 3,354,938

NOTE 13 - RELATED PARTY TRANSACTIONS

The following table summarizes loans to principal officers, directors and their affiliates for 2011:

Beginning balance	$ 2,115,610
New loans	644,297
Repayments	(979,330)
Balance at end of year	$ 1,780,577

Deposits from principal officers, directors, and their affiliates at year-end 2011 and 2010 were $8,437,000 and $9,789,000, respectively.

NOTE 14 - STOCK-BASED COMPENSATION

Bank employees (and in prior years, non-employee directors) may be granted options or rights to purchase shares of the Corporation's common stock under the Corporation's stock option and employee stock purchase plans.

The 1997 Stock Option Plan (the "1997 Plan") permitted the Board of Directors to grant options to key employees. A total of 100,000 shares were reserved under the plan of which 27,500 were granted. These options expire generally 10 years from the date of grant. The 1997 Plan expired in the second quarter of 2007.

The 2007 Equity Incentive Plan (the "2007 Plan") permits the Board of Directors to grant stock options and restricted share awards to key employees. A total of 100,000 shares were reserved under the 2007 Plan, of which the Company has awarded 12,250 shares of restricted stock to certain employees of the Company. The forfeiture restrictions with respect to these awards lapse on the one year anniversary of the date of grant.

Compensation expense associated with these restricted share awards is recognized over the time period that the restrictions associated with the awards lapse.

The 1994 Outside Directors' Stock Option Plan (the "1994 Directors' Plan") permitted the granting of stock options to non-employee directors. A total of 150,000 shares were reserved under this plan. An option to purchase 500 shares was granted annually upon becoming a member of the Board of Directors, of which 250 shares were immediately exercisable and the remaining 250 shares were exercisable upon the first annual meeting of shareholders following the date of grant provided the optionee was still serving as an outside director. In addition, each outside director upon first becoming a board member received an immediately exercisable option to purchase 2,500 shares, less the number of shares of stock previously beneficially owned. These options expired ten years from the date of grant. During 2003, the Board terminated this Plan. At the time of termination, options to purchase 66,160 shares under the plan had not been granted.

A summary of the stock option activity in the 2007 Plan, the 1997 Plan and the 1994 Directors' Plan for 2011 follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2011	8,000	$ 46.56		
Granted	-	-		
Exercised	-	-		
Forfeited or expired	(1,000)	38.50		
Outstanding December 31, 2011	7,000	$ 47.71	1.7	$ -
Fully vested	7,000	47.71	1.7	-
Exercisable at December 31, 2011	7,000	$ 47.71	1.7	$ -

Information related to stock option activity in the 2007 Plan, the 1997 Plan and the 1994 Directors' Plan during each year follows:

	2011	2010	2009
Intrinsic value of options exercised	$ -	$ 10,500	$ 15,400
Cash received from option exercises	-	17,000	24,475
Tax benefit realized from option exercises	-	4,020	5,896
Weighted average fair value of options granted	-	-	-

As of December 31, 2011, there were no nonvested stock options; therefore there was no unrecognized compensation cost related to nonvested stock options granted under the plans. No compensation cost has been charged against income for these plans related to stock options for 2011, 2010 and 2009. The Company has a policy to issue new shares to satisfy the exercise of share options.

NOTE 14 - STOCK-BASED COMPENSATION (CONTINUED)

The 2007 Plan provides for the issuance of restricted shares to employees, directors and contractors of the Company. Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at issue date. The fair value of the stock was determined using the price, of which the Company is aware, at which the Company's Common Stock was traded on a date closest to the award date. These restricted shares vest at the rate of twenty percent on each anniversary of the grant date. Compensation expense of $134,750, $134,750 and $134,750 has been charged against income for these shares in 2011, 2010 and 2009, respectively, related to the grants of restricted shares. Total shares that remain available for issuance under the 2007 Plan were 87,750 at year end 2011, with 12,250 restricted shares granted that vest and are issued at the rate of twenty percent on each anniversary of the grant date.

A summary of changes in the Company's nonvested shares for the year follows:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2011	5,700	$ 55.00
Granted	-	55.00
Vested	(2,450)	55.00
Forfeited	-	-
Nonvested at December 31, 2011	3,250	$ 55.00

As of December 31, 2011, there was $114,927 of total unrecognized compensation cost related to nonvested restricted shares granted under the 2007 Plan. The cost is expected to be recognized over a weighted-average period of 1.0 year. The total fair value of shares vested during the years ended December 31, 2011, 2010 and 2009 was $105,750, $134,750, and $134,750, respectively.

NOTE 15 - REGULATORY CAPITAL MATTERS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2011, the Corporation and the Bank meet all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits or to pay interest on deposits above certain rates. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2011 and 2010, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

NOTE 15 - REGULATORY CAPITAL MATTERS (CONTINUED)

Actual and required capital amounts (in thousands) and ratios are presented below at year end.

	Actual		Required For Capital Adequacy Purposes			To Be Well Capitalized Under Applicable Regulations		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
			(Dollars in thousands)					
As of December 31, 2011								
Total Capital to risk weighted assets								
Corporation	$ 62,769	15.06%	$ 33,354	≥	8.00%	$ 41,692	≥	10.00%
Bank	62,188	14.92	33,349	≥	8.00	41,686	≥	10.00
Tier I (Core) Capital to risk weighted assets								
Corporation	57,529	13.80	16,677	≥	4.00	25,015	≥	6.00
Bank	56,948	13.66	16,674	≥	4.00	25,012	≥	6.00
Tier I (Core) Capital to average quarterly assets								
Corporation	57,529	9.15	25,137	≥	4.00			
Bank	56,948	9.06	25,133	≥	4.00	31,417	≥	5.00
As of December 31, 2010								
Total Capital to risk weighted assets								
Corporation	$ 58,249	13.87%	$ 33,597	≥	8.00%	$ 41,997	≥	10.00%
Bank	57,855	13.78	33,592	≥	8.00	41,991	≥	10.00
Tier I (Core) Capital to risk weighted assets								
Corporation	52,958	12.61	16,799	≥	4.00	25,198	≥	6.00
Bank	52,563	12.52	16,796	≥	4.00	25,194	≥	6.00
Tier I (Core) Capital to average quarterly assets								
Corporation	52,958	8.68	24,407	≥	4.00			
Bank	52,563	8.62	24,404	≥	4.00	30,505	≥	5.00

Dividend Restrictions—The Company's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. During 2012, the Bank could, without prior approval, declare dividends of approximately $7,471,000 plus any 2012 net profits retained to the date of the dividend declaration.

NOTE 16 - LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2011		2010	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$ 2,497,700	$ -	$ 4,976,116	$ -
Unused Lines of credit	36,829,536	10,175,141	30,758,045	20,989,404
Standby letters of credit	2,265,295	-	2,586,386	-
Mortgage loans sold with repurchase requirements outstanding	10,304,698	-	9,348,103	-

NOTE 16 - LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES (CONTINUED)

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments as of December 31, 2011 have interest rates ranging from 5.20% to 9.25% and maturities ranging from 6 months to 5 years.

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of First Pulaski National Corporation follows:

CONDENSED BALANCE SHEETS

	December 31, 2011	December 31, 2010
ASSETS		
Cash	$ 478,660	$ 181,864
Investment in subsidiary, at equity	59,186,013	52,270,005
Other assets	108,951	218,821
TOTAL ASSETS	$ 59,773,624	$ 52,670,690
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$ 6,320	$ 6,227
Total Liabilities	6,320	6,227
Shareholders' Equity	59,767,304	52,664,463
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 59,773,624	$ 52,670,690

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31, 2011	2010	2009
INCOME			
Dividends from subsidiary	$ 1,822,157	$ 1,073,632	$ 2,101,013
Other income	275,175	625	200
	2,097,332	1,074,257	2,101,213
EXPENSES			
Other expense	207,223	213,800	247,716
Income before income tax and undistributed subsidiary income	1,890,109	860,457	1,853,497
Income tax expense (benefits)	26,019	(81,625)	(94,518)
Equity in undistributed earnings of subsidiary	4,384,899	3,086,294	283,597
NET INCOME	$ 6,248,989	$ 4,028,376	$ 2,231,612

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 6,248,989	$ 4,028,376	$ 2,231,612
Adjustments to reconcile net income to net cash provided by operating activities -			
Equity in undistributed earnings of subsidiary	(4,384,899)	(3,086,294)	(283,597)
Stock-based compensation expense	134,750	134,750	134,750
Decrease (increase) in other assets	109,870	(40,475)	(17,355)
Increase (decrease) in other liabilities	93	(6,735)	5,383
Cash Provided by Operating Activities	2,108,803	1,029,622	2,070,793
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(1,962,157)	(1,564,111)	(2,491,247)
Proceeds from exercise of stock options, including tax benefit	-	21,020	30,371
Proceeds from issuance of common stock	150,150	121,220	243,870
Cash Used by Financing Activities	(1,812,007)	(1,421,871)	(2,217,006)
INCREASE (DECREASE) IN CASH, net	296,796	(392,249)	(146,213)
CASH, beginning of year	181,864	574,113	720,326
CASH, end of year	$ 478,660	$ 181,864	$ 574,113

NOTE 18 - EARNINGS PER SHARE

The two-class method is used in the calculation of basic and diluted earnings per share. Under the two class method, earnings available to common shareholders for the period are allocated between common shareholders and participating securities according to dividends declared and participation rights in undistributed earnings. The factors used in the earnings per share computation follow:

	2011	2010	2009
Net income	$ 6,248,989	$ 4,028,376	$ 2,231,612
Less: Distributed earnings allocated to participating securities	(3,063)	(2,450)	(3,920)
Less: (Undistributed income) dividends in excess of earnings allocated to participating securities	(6,694)	(3,861)	409
Net earnings allocated to common stock	$ 6,239,232	$ 4,022,065	$ 2,228,101
Weighted common shares outstanding including participating securities	1,568,995	1,563,762	1,557,109
Less: Participating securities	(2,450)	(2,450)	(2,450)
Weighted average shares	1,566,545	1,561,312	1,554,659
Basic earnings per share	$ 3.98	$ 2.58	$ 1.43
Net earnings allocated to common stock	$ 6,239,232	$ 4,022,065	$ 2,228,101
Weighted average shares	1,566,545	1,561,312	1,554,659
Add: dilutive effects of assumed excercises of stock options	103	616	1,292
Average shares and dilutive potential common shares	1,566,648	1,561,928	1,555,951
Dilutive earnings per share	$ 3.98	$ 2.58	$ 1.43

Stock options for 6,500 shares for common stock were not considered in computing diluted earnings per share for 2011 because they were anti-dilutive. All stock options were considered in computing diluted earnings per share for 2010 since none were anti-dilutive.

Unvested restricted shares that include non-forfeitable rights to dividends are classified as participating securities and included in average outstanding shares for calculating basic earnings per share. As of December 31, 2011, there were 800 shares of unvested restricted stock that were not classified as participating securities.

NOTE 19 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related tax effects were as follows:

	2011	2010	2009
Unrealized holding gains (losses) on available for sale securities	$ 4,234,591	$(2,211,580)	$ 1,326,540
Reclassification adjustment for losses (gains) realized in income	(132,760)	(1,072,441)	(81,554)
Net unrealized gains (losses)	4,101,831	(3,284,021)	1,244,986
Tax effect	1,570,722	(1,256,724)	476,705
Net-of-tax amount	$ 2,531,109	$(2,027,297)	$ 768,281

NOTE 19 - OTHER COMPREHENSIVE INCOME (LOSS) (CONTINUED)

The following is a summary of the accumulated other comprehensive balances, net of tax:

	Balance at December 31, 2010	Current Period Change	Balance at December 31, 2011
Unrealized gains (losses) on securities available for sale	$ (293,218)	$ 2,531,109	$ 2,237,891

NOTE 20 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings Per Share Basic	Earnings Per Share Diluted
	(in thousands, except per share amounts)				
2011					
First quarter	$ 7,056	$ 5,586	$ 1,368	$ 0.87	$ 0.87
Second quarter	7,329	5,983	1,601	1.02	1.02
Third quarter	7,228	5,963	1,891	1.20	1.20
Fourth quarter	7,101	5,914	1,389	0.89	0.89
2010					
First quarter	$ 7,329	$ 5,235	$ 587	$ 0.38	$ 0.38
Second quarter	7,545	5,591	1,064	0.68	0.68
Third quarter	7,364	5,479	1,374	0.88	0.88
Fourth quarter	7,186	5,518	1,003	0.64	0.64

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

First Pulaski National Corporation is a one-bank holding company with its only direct subsidiary being First National in Pulaski, Tennessee. During the third quarter of 2001, First National's wholly-owned subsidiary, FPRC, received its insurance license. FPRC is engaged in the business of reinsuring credit insurance written by the Corporation's subsidiary.

The following analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

Certain of the statements in this discussion may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, (the "Exchange Act"), as amended. The words "expect," "anticipate," "intend," "should," "may," "could," "plan," "believe," "likely," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation to differ materially from any results expressed or implied by such forward-looking statements. Such factors include those identified in "Item 1A. Risk Factors" above and, without limitation, (i) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses, (ii) continuation of the historically low short-term interest rate environment, (iii) increased competition with other financial institutions, (iv) deterioration or lack of sustained growth in the economy in the Corporation's market areas, (v) rapid fluctuations or unanticipated changes in interest rates, (vi) significant downturns in the businesses of one or more large customers, (vii) risks inherent in originating loans, including prepayment risks, (viii) the fluctuations in collateral values, the rate of loan charge-offs and the level of the provision for losses on loans, (ix) results of regulatory examinations, (x) any activity in the capital markets that would cause the Corporation to conclude that there was impairment of any asset including intangible assets, (xi) changes in state and Federal legislation, regulations or policies applicable to banks and other financial services providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy, including implementation of the Dodd-Frank Act enacted by Congress in July 2010 and (xii) loss of key personnel. Many of such factors are beyond the Corporation's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Corporation cautions investors that future financial and operating results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Corporation. The Corporation disclaims any obligation to update or revise any forward-looking statements contained in this discussion, whether as a result of new information, future events or otherwise.

OVERVIEW

Total assets of the Corporation increased $34.0 million, or 5.6%, from December 31, 2010 to December 31, 2011. Loans net of unearned income remained relatively flat from year-end 2010 to year-end 2011, declining $2.0 million over that time. Loan demand in the Corporation's markets remained light in 2011. Other real estate owned declined significantly in 2011, ending the year at $7.11 million, a $5.6 million decrease from year-end 2010. Although other real estate owned declined significantly in 2011, it remained at an elevated level in 2011 when compared to years prior to 2009, as weak economic conditions continued. Concerted efforts are being made to dispose of other real estate owned while striving to ensure that fair market value is received for other real estate owned and excessive discounts are not taken. Sales of other real estate owned in 2011 resulted in a net gain on sale of $238,000. Other real estate owned is likely to continue at elevated levels in 2012 when compared to years prior to 2009. The growth in assets in 2011 resulted primarily from a $25.9 million increase in deposits, which was split fairly evenly between noninterest bearing and interest bearing deposits, from December 31, 2010 to December 31, 2011. This increase in deposits and relatively flat loan volume led to a $26.3 million increase in investment securities from year-end 2010 to year-end 2011. Cash and due from banks also increased $16.8 million from year-end 2010 to year-end 2011. Total shareholders' equity increased $7.1 million during 2011 and regulatory Tier I capital increased $4.6 million bolstering the Corporation's capital position and regulatory capital ratios at December 31, 2011.

Net income in 2011 was $6.25 million, an increase of $2.22 million compared to 2010. Net interest income increased $1.62 million in 2011 as compared to 2010 primarily due to an increase in the net interest margin to 4.26% in 2011 from 4.09% in 2010. Gains on the sale of securities of $1.07 million occurred in 2010 as compared to only $133,000 in 2011, leading to a decline in non-interest income in 2011 as compared to 2010. However, excluding these securities gains in each period, non-interest income increased $152,000 in 2011 as compared to 2010 primarily due to increased debit card interchange fees and overdraft fees in 2011. The provision for loan losses totaled $1.46 million in 2011, a decrease of $3.30 million from the provision for loan losses in 2010. Net charged-off loans decreased in 2011 as compared to 2010 and the overall condition of the loan portfolio improved somewhat in 2011, leading to the significant decline in the provision for loan losses in 2011 as compared to 2010. Although the overall condition of the loan portfolio improved in 2011, weak economic conditions continue to stress some of the Corporation's borrowers and it is likely that the provision for loan losses will remain at elevated levels in 2012 as compared to years prior to 2009. FDIC insurance assessments decreased $288,000 in 2011 as compared to 2010, primarily due to a change in the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital beginning in the second quarter of 2011. Foreclosed asset expense decreased $792,000 in 2011 as compared to 2010 primarily due to a $489,000 decrease in direct write-downs of other real estate owned and a $235,000 decrease in operating expenses related to other real estate owned in 2011 as compared to 2010. Net charged-off loans totaled $1.98 million in 2011, resulting in a charge-off ratio (net loans charged-off divided by average loans) of 0.58% as compared to net charge-offs of $3.84 million in 2010, resulting in a charge-off ratio of 1.07%. Nonaccrual loans also decreased significantly to $9.59 million at December 31, 2011 as compared to $13.25 million at December 31, 2010. Nonaccrual loans at December 31, 2011 consisted primarily of 1-4 family real estate loans, commercial real estate loans and construction and land development loans.

CRITICAL ACCOUNTING POLICIES

The accounting principles we follow and our methods of applying these principles conform to accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles to the determination of our allowance for loan losses, we have made judgments and estimates which have significantly impacted our financial position and results of operations.

The allowance for loan losses is maintained at a level that is considered to be adequate to reflect estimated credit losses for specifically identified loans as well as estimated probable credit losses inherent in the remainder of the loan portfolio at the balance sheet date. The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries. A formal review of the allowance for loan losses is prepared quarterly to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. Our methodology of assessing the appropriateness of the allowance consists of several elements, which include the historical allowance and specific allowances as described below.

The historical allowance is calculated by applying loss factors to outstanding loans. For purposes of the quarterly review, the loan portfolio is separated by loan type, and each type is treated as a homogeneous pool. Each loan is assigned a risk rating by loan officers using established credit policy guidelines. These risk ratings are periodically reviewed, and all risk ratings are subject to review by an independent Credit Review Department. Each risk rating is assigned an allocation percentage which, when multiplied by the dollar value of loans in that risk category, results in the amount of the allowance for loan losses allocated to these loans. Allocation percentages are based on our historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date such as past loan loss experience, trends in net charge-offs, trends in delinquencies and nonaccrual loans, trends in unemployment, trends in classified and criticized loans, loan growth and composition of the loan portfolio, review of specific problem loans, results of regulatory examinations, results of updated appraisals, the relationship of the allowance for credit losses to outstanding loans and current economic conditions that may affect the borrower's ability to repay.

Specific allowances are established in cases where management has determined a loan is impaired. A loan is impaired when full payment under the loan terms is not probable. Every substandard or worse loan in excess of $250,000 and all "special mention" loans over $400,000 are reviewed quarterly by the Executive and Loan Committee of the Bank's Board of Directors. Impaired loans in excess of $250,000 are reviewed quarterly to determine any specific allowances that are necessary.

RESULTS OF OPERATIONS

OVERVIEW

Net income for 2011 was approximately $6.25 million, or $3.98 per diluted share, compared with approximately $4.03 million, or $2.58 per diluted share, in 2010 and approximately $2.23 million, or $1.43 per diluted share, in 2009. Return on average assets was 1.01% in 2011, 0.66% in 2010 and 0.37% in 2009. The return on average equity was 11.26%, 7.80% and 4.42% for 2011, 2010 and 2009, respectively. Net income for 2011 was positively impacted by an increase in net interest income, a sizeable reduction in the provision for loan losses and a reduction in net foreclosed assets expense as compared to 2010. Net income for 2010 was positively impacted by an increase in the net interest margin, a sizable gain on the sale of investment securities and a reduction in the provision for loan losses as compared to 2009, however net income for 2010 continued to be impacted negatively by weak economic conditions. Net income for 2009 was negatively impacted by continuing deterioration in the local and national economy reflected in increased provision expense and increased FDIC insurance expenses.

NET INTEREST INCOME

Net interest income is the difference between interest and fees earned on loans, securities and other interest-earning assets (interest income) and interest paid on deposits, repurchase agreements, and borrowed funds (interest expense). In 2011, net interest income increased by 7.4% to $23.4 million from $21.8 million in 2010. Total assets of the Corporation increased approximately $34.0 million from December 31, 2010 to December 31, 2011. Loans net of unearned income decreased approximately $2.0 million over the same period. Deposits increased approximately $25.9 million over the same period. The decrease in loans and the increase in deposits contributed to an approximately $26.3 million increase in investments as the Corporation invested excess funds from deposits in investment securities over the same period. Also, cash and due from banks increased approximately $16.8 million from December 31, 2010 to December 31, 2011, primarily due to an increase in excess interest-earning balances held at the Federal Reserve Bank.

In 2010, net interest income increased by 4.1% to $21.82 million from $20.95 million in 2009. Total assets of the Corporation decreased approximately $8.3 million from December 31, 2009 to December 31, 2010. Loans net of unearned income decreased approximately $28.1 million over the same period. Deposits decreased approximately $9.7 million over the same period. The higher decrease in loans as compared to deposits contributed to an approximately $39.3 million increase in investments as the Corporation invested excess funds from deposits in investment securities over the same period. Also, cash and due from banks decreased approximately $19.7 million from December 31, 2009 to December 31, 2010, primarily due to a reduction in excess interest-earning balances held at the Federal Reserve Bank.

Net interest income is a function of the average balances of interest-earning assets and interest-bearing liabilities and the yields earned and rates paid on those balances. Management strives to maintain an acceptable spread between the yields earned on interest-earning assets and rates paid on interest-bearing liabilities to maintain an adequate net interest margin.

Net interest income on a fully taxable equivalent basis increased $1,539,000 from 2010 to 2011. This increase resulted from a $1,286,000 increase due to changes in interest rates and a $253,000 increase due to changes in volumes of the components comprising taxable-equivalent net interest income. The decrease in interest income in 2011 as compared to 2010 was primarily due to a decrease in average loan volumes that was partially offset by an increase in the interest rates earned on those loans. This decrease was partially offset by an increase in taxable-equivalent interest income earned on investment securities; however, a decrease in the interest rates earned on investment securities almost completely offset the increase resulting from increased volume of investment securities in 2011 as compared to 2010. The decrease in interest expense in 2011 as compared to 2010 was primarily due to a decrease in interest rates paid on interest-bearing liabilities as well as a change in the mix of interest-bearing deposits as more costly time deposits decreased and less costly demand and savings deposits increased in 2011 as compared to 2010.

Net interest income on a fully taxable equivalent basis increased $746,000 from 2009 to 2010. This increase resulted from a $2,265,000 increase due to changes in interest rates that was partially offset by a $1,519,000 decrease due to changes in volumes of the components comprising taxable-equivalent net interest income. The decrease in interest income in 2010 as compared to 2009 was primarily due to a decrease in average loan volumes that was partially offset by an increase in the interest rates earned on those loans. A decrease in the interest rates earned on investment securities, and the fact that excess funds were invested in lower yielding investment securities instead of loans, also contributed to the decrease in interest income in 2010 as compared to 2009. The decrease in interest expense in 2010 as compared to 2009 was primarily due to a decrease in interest rates paid on interest-bearing liabilities as well as a change in the mix of interest-bearing deposits as more costly time deposits decreased and less costly demand and savings deposits increased in 2010 as compared to 2009.

The following tables summarize the changes in interest earned and interest paid for the given time periods and indicate the factors affecting these changes. The first table presents, by major categories of assets and liabilities, the average balances, the components of the taxable equivalent net interest earnings/spread, and the yield or rate for the years 2011, 2010 and 2009.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY: INTEREST RATES AND INTEREST DIFFERENTIAL

	December 31,								
	2011			2010			2009		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
				(in thousands of dollars)					
ASSETS									
Interest-Earning Assets:									
Loans	$343,625	$24,269	7.06%	$357,377	$25,106	7.03%	$390,555	$26,517	6.79%
Taxable investment securities	159,710	3,215	2.01%	125,750	2,998	2.38%	90,243	2,895	3.21%
Non-taxable investment securities	37,897	1,745	4.60%	39,517	1,905	4.82%	52,798	2,604	4.93%
Federal funds sold and other	22,878	57	0.25%	27,273	69	0.25%	15,276	39	0.26%
Dividends	1,953	85	4.35%	1,641	87	5.30%	1,688	91	5.39%
Total Interest-Earning Assets	566,063	29,371	5.19%	551,558	30,165	5.47%	550,560	32,146	5.84%
Non-Interest Earning Assets:									
Cash and due from banks	11,749			10,635			11,988		
Premises and equipment, net	19,048			19,583			18,245		
Other Assets	32,496			37,949			25,081		
Less allowance for loan losses	(8,154)			(7,886)			(5,941)		
Total Non-Interest-Earning Assets	55,139			60,281			49,373		
TOTAL	**$621,202**			**$611,839**			**$599,933**		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-Bearing Liabilities:									
Demand deposits	$97,739	$215	0.22%	$83,028	$301	0.36%	$74,319	$440	0.59%
Savings deposits	94,596	403	0.43%	79,870	404	0.51%	71,954	601	0.84%
Time deposits	275,974	4,343	1.57%	303,970	6,580	2.16%	318,005	9,001	2.83%
Repurchase agreements	2,132	34	1.59%	1,910	30	1.59%	1,683	27	1.60%
Other borrowed money	7,498	273	3.64%	7,670	286	3.73%	6,353	259	4.08%
Total Interest-Bearing Liabilities	477,939	5,268	1.10%	476,448	7,601	1.60%	472,314	10,328	2.19%
Non-Interest-Bearing Liabilities:									
Demand deposits	80,390			76,069			70,040		
Other liabilities	6,292			6,317			5,731		
Total Non-Interest Bearing Liabilities	86,682			82,386			75,771		
Shareholders' Equity	56,581			53,005			51,848		
TOTAL	**$621,202**			**$611,839**			**$599,933**		
Net interest earnings/spread, on a taxable equivalent basis		**24,103**	**4.26%**		**22,564**	**4.09%**		**21,818**	**3.96%**
Taxable equivalent adjustments:									
Loans		137			212			186	
Investment securities		520			529			679	
Total taxable equivalent adjustment		657			741			865	
Net interest earnings		**$23,446**			**$21,823**			**$20,953**	

Note: The taxable equivalent adjustment has been computed based on a 34% federal income tax rate and has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets. Loans include nonaccrual loans for all years presented. Interest on loans includes loan fees. Loan fees included above amounted to $999,000 for 2011, $1,072,000 for 2010 and $1,120,000 for 2009.

The following table shows the change from year to year for each component of the taxable equivalent net interest margin separated into the amount generated by volume changes and the amount generated by changes in the yields earned or rates paid.

	2011 Compared to 2010 Increase (Decrease) Due to			2010 Compared to 2009 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(in thousands of dollars)			(in thousands of dollars)		
Interest Earned on:						
Loans	$ (966)	$ 129	$ (837)	$ (2,253)	$ 842	$ (1,411)
Taxable investment securities	810	(593)	217	1,139	(1,036)	103
Non-taxable investment securities	(78)	(82)	(160)	(655)	(44)	(699)
Federal funds sold	(11)	(1)	(12)	31	(1)	30
Dividends	17	(19)	(2)	(3)	(1)	(4)
Total Interest-Earning Assets	$ (228)	$ (566)	$ (794)	$ (1,741)	$ (240)	$ (1,981)
Interest Paid On:						
Demand deposits	$53	($139)	($86)	$52	($191)	($139)
Savings deposits	74	(75)	(1)	66	(263)	(197)
Time deposits	(606)	(1,631)	(2,237)	(397)	(2,024)	(2,421)
Repurchase agreements	4	-	4	3	-	3
Other borrowed money	(6)	(7)	(13)	54	(27)	27
Total Interest-Bearing Liabilities	$ (481)	$ (1,852)	$ (2,333)	$ (222)	$ (2,505)	$ (2,727)
Net Interest Earnings, on a taxable equivalent basis	$ 253	$ 1,286	$ 1,539	$ (1,519)	$ 2,265	$ 746
Less: taxable equivalent adjustment			(84)			(124)
Net Interest Earnings			$ 1,623			$ 870

The change in interest due to volume has been determined by applying the rate from the earlier year to the change in average balances outstanding from one year to the next. The change in interest due to rate has been determined by applying the change in rate from one year to the next to the average balances outstanding in the later year. The change in interest due to both volume and rate that cannot be segregated has been included in the change due to rate. The computation of the taxable equivalent adjustment has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets.

The net interest margin improved in 2011 to 4.26% from 4.09% in 2010. This increase in net interest margin was primarily due to decreased interest expense on deposits due to lower interest rates paid as well as a change in the mix of interest-bearing deposits as more costly time deposits decreased and less costly demand and savings deposits increased in 2011 as compared to 2010. The average interest rate paid on interest-bearing deposits was 1.06% in 2011 as compared to 1.56% in 2010. This lower interest expense was partially offset by lower earnings on interest-bearing assets, primarily due to a decline in average loan volumes in 2011 as compared to 2010. Average loans decreased $13.8 million in 2011 as compared to 2010 reflecting weakened loan demand. Also, the decrease in interest expense on deposits was partially offset to a lesser degree by a decrease in the average yield on investment securities (average volumes for which increased as loan demand remained weak) from 2.97% in 2010 to 2.51% in 2011. Overall taxable-equivalent interest income on investment securities increased $57,000 as the average investment securities increased $32.3 million in 2011 as compared to 2010, offsetting the drop in the average yield of investment securities over the same period. The net interest margin was negatively impacted by an elevated level of nonaccrual loans in 2011 as the average balance of nonaccrual loans increased to $12.0 million in 2011 as compared to $10.1 million in 2010. This elevated level on nonaccrual loans likely will negatively impact the net interest margin in 2012. The net interest margin may decline in 2012 from the 2011 level as continued weak loan demand and increased competition for available loans may negatively impact the interest rate earned on loans in 2012. Continued weak loan demand in 2012 may also lead to increased volumes of investment securities which would negatively impact the net interest margin in 2012.

The net interest margin improved in 2010 to 4.09% from 3.96% in 2009. This increase in net interest margin was primarily due to decreased interest expense on deposits due to lower interest rates paid as well as a change in the mix of interest-bearing deposits as more costly time deposits decreased and less costly demand and savings deposits increased in 2010 as compared to 2009. The average interest rate paid on interest-bearing deposits was 1.56% in 2010 as compared to 2.16% in 2009. This lower interest expense was partially offset by lower earnings on interest-bearing assets, primarily due to a decline in average loan volumes in 2010 as compared to 2009. Average loans decreased $33.2 million in 2010 as compared to 2009 reflecting weakened loan demand. Also, the decrease in interest expense on deposits was partially offset to a lesser degree by a decrease in the average yield on investment securities from 3.84% in 2009 to 2.97% in 2010. The net interest margin was negatively impacted by an elevated level of nonaccrual loans in 2010 as the average balance of nonaccrual loans increased to $10.1 million in 2010 as compared to $7.8 million in 2009.

NON-INTEREST INCOME

The Corporation's non-interest income is composed of several components, some of which vary significantly between quarterly periods. Service charges on deposit accounts and other non-interest income generally reflect the Corporation's growth, while fees for origination of mortgage loans and security gains fluctuate more widely from period to period.

Non-interest income totaled $5,123,000 in 2011, a decrease of $788,000, or 13.3%, from 2010. Most of the decrease is attributable to a $940,000 decrease in net security gains in 2011 as compared to 2010. Smaller declines of $46,000 occurred in income on company-owned life insurance as crediting rates on these policies declined and $28,000 occurred in commissions and fees, primarily due to reduced commissions on sales of credit insurance in 2011 as compared to 2010. These decreases were partially offset by a $148,000 increase in other service charges in 2011 as compared to 2010 primarily due to increased debit card interchange fees. Service charges on deposit accounts also increased $60,000 in 2011 as compared to 2010 primarily due to increased overdraft fees in 2011. Other income increased $23,000 in 2011 as compared to 2010 primarily as a result of a $275,000 gain on the sale of certain real estate held by the Corporation that was partially offset by a $218,000 decrease in rental income from other real estate owned by the Bank in 2011 as compared to 2010 as a large portion of the other real estate owned on which rental income was received was sold in the first quarter of 2011.

Non-interest income totaled $5,911,000 in 2010, an increase of $1,635,000, or 38.2%, from 2009. Most of the increase is attributable to a $991,000 increase in net security gains in 2010 as compared to 2009. Other service charges increased $348,000 in 2010 as compared to 2009 due to increased debit card interchange fees. Mortgage banking income increased $261,000 in 2010 as compared to 2009 primarily as a result of increased mortgage refinancing activity. Other income increased $183,000 in 2010 as compared to 2009 primarily as a result of rental income received on certain properties taken into other real estate owned in 2009 and 2010. These increases were partially offset by a $94,000 decrease in service charges on deposit accounts primarily due to overall decreased levels of overdrafts by the Bank's customers as well as a $45,000 reduction in commissions and fees primarily due to reduced commissions on sales of credit insurance.

NON-INTEREST EXPENSE

Non-interest expense in 2011 was $18,035,000, an increase of $393,000, or 2.2%, from 2010. Salaries and employee benefits increased $895,000, or 9.6% in 2011 as compared to 2010. Other operating expenses increased $434,000 primarily due to a $274,000 increase in directors' fees and expenses and an $80,000 increase in education expenses. The increase in directors' fees and expenses was primarily due to a reduction in the discount rate from 6% to 5% in the calculation of the Corporation's accrued liability for directors' deferred compensation due to the lower interest rate environment in 2011 as compared to 2010, leading to $393,000 in additional expense in 2011. Advertising and public relations expenses increased $124,000 and occupancy expenses increased $54,000 in 2011 as compared to 2010. Expenses related to foreclosed assets decreased $792,000 in 2011 as compared to 2010. While foreclosed asset expense decreased significantly in 2011, it is expected to remain at elevated levels in 2012 as compared to years prior to 2009. Foreclosed asset expense is composed of three types of charges: maintenance costs, valuation adjustments based on new appraisal values and gains or losses on disposition. Note 4 of the Consolidated Financial Statements gives more information on foreclosed asset expense. FDIC insurance expense also decreased $288,000 in 2011 as compared to 2010 primarily due to a change in the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital beginning in the second quarter of 2011.

Non-interest expense in 2010 was $17,642,000, a decrease of $60,000, or 0.3%, from 2009. The largest decrease in non-interest-expense was a $253,000 decrease in FDIC insurance premiums. The decrease in FDIC insurance expense was primarily due to the absence of an FDIC imposed 5 basis point emergency assessment on insured depository institutions paid on September 30, 2009, based on total assets less Tier I capital at June 30, 2009. The Corporation incurred approximately $276,000 in special assessments from the FDIC in the second quarter of 2009. No such special assessment was incurred in 2010. The impairment on available for sale securities and other equity investments decreased $105,000 in 2010 as compared to 2009. Other smaller decreases included a $37,000 decrease in furniture and equipment expense and a $34,000 decrease in other operating expenses in 2010 as compared to 2009. These decreases were partially offset by increases in salaries and employee benefits, occupancy expenses and foreclosed asset expenses. Salaries and employee benefits increased $236,000, or 2.6% in 2010 as compared to 2009. Occupancy expenses increased $119,000 in 2010 as compared to 2009 primarily due to increased depreciation expense related to the opening of the Athens, Alabama office in April 2010. Expenses related to foreclosed assets saw a small increase of $28,000 in 2010 as compared to 2009. Foreclosed asset expense is composed of three types of charges: maintenance costs, valuation adjustments based on new appraisal values and gains or losses on disposition. Note 4 of the Consolidated Financial Statements gives more information on foreclosed asset expense.

As an FDIC-insured institution, the Bank is required to pay deposit insurance premiums to the FDIC. Because the FDIC's deposit insurance fund fell below prescribed levels in 2008, the FDIC announced in 2009 increased premiums for all insured depository institutions, including the Bank, in order to begin recapitalizing the fund.

In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The FDIC also adopted a uniform three-basis point increase in assessment rates effective on January 1, 2011. In December 2009, the Bank paid $3.39 million in prepaid risk-based assessments, which included $216,000 related to the fourth quarter of 2009 that would have otherwise been payable in the first quarter of 2010. This amount was included in deposit insurance expense for 2009. As of December 31, 2011, $1.73 million of the prepaid FDIC insurance assessment remained to be expensed in future periods.

PROVISION FOR LOAN LOSSES

The provision for loan losses is the charge to earnings which management believes is necessary to maintain the allowance for loan losses at a level considered adequate to absorb probable incurred losses on loans. The adequacy of the allowance for loan losses is determined by a continuous evaluation of the loan portfolio. The Bank utilizes an independent loan review function which considers past loan experience, collateral value and possible effects of prevailing economic conditions. Findings are presented regularly to management, where other factors such as actual loan loss experience relative to the size and characteristics of the loan portfolio, deterioration in concentrations of credit, trends in portfolio volumes, delinquencies and non-performing loans and, when applicable, reports of the regulatory agencies are considered. Management performs calculations for the minimum allowance level needed and a final evaluation is made.

The provision for loan losses was $1,455,000 in 2011 compared to $4,750,000 in 2010. The decrease in provision for loan losses in 2011 was primarily due to a reduction in net charge-offs of $1,856,000 in 2011 as compared to 2010. An improvement in non-performing loans in 2011 also contributed to a reduction of the provision for loan losses in 2011 as compared to 2010. The size of the provision for loan losses in 2010 primarily reflected the effects of the continued sluggishness in local and national economic conditions and the resulting deterioration in the loan portfolio, particularly within the real estate segment of the portfolio and primarily real estate construction and development loans. Increases in nonperforming loans, net charge-offs and an overall increase in the Corporation's allowance for loan losses in relation to loan balances during 2010 and 2009 were the primary reasons for the elevated level in the provision for 2010. The Bank's collateral, for substantially all construction and development loans, is its primary source of repayment and as the value of the collateral deteriorates, ultimate repayment by the borrower becomes increasingly difficult. As a result, the Corporation in 2010 increased its allowance for loan losses which led to increased provision expense in 2010. The provision for loan losses is likely to continue at elevated levels in 2012 when compared to years prior to 2008 due to continuing challenging economic conditions, negatively impacting the Corporation's net income. The provision for possible loan losses is based on past loan experience and other factors that, in management's judgment, deserve current recognition in estimating possible credit losses. Such factors include past loan loss experience, trends in net charge-offs, trends in delinquencies and nonaccrual loans, trends in unemployment, trends in classified and criticized loans, loan growth and composition of the loan portfolio, review of specific problem loans, results of regulatory examinations, results of updated appraisals, the relationship of the allowance for credit losses to outstanding loans and current economic conditions that may affect the borrower's ability to repay.

INCOME TAXES

Income tax expense includes federal and state taxes on taxable earnings. Income taxes were $2,830,000 and $1,313,000 in 2011 and 2010, respectively. There was a $33,000 income tax benefit in 2009. The effective tax rates were 31.2%, 24.6%, and -1.5% in 2011, 2010 and 2009, respectively. The increase in the effective tax rates for 2011 and 2010 was primarily a result of increased income before taxes while tax free income was proportionally lower as compared to 2009.

The Corporation had net deferred tax assets of $3,222,000 at December 31, 2011, as compared to a net deferred tax asset of $5,439,000 at December 31, 2010. The deferred tax asset resulting from the allowance for loan losses was the largest component of the deferred tax asset in both periods. The Corporation has sufficient refundable taxes paid in available carryback years to fully realize its recorded deferred tax assets. Accordingly, no valuation has been recorded.

FINANCIAL CONDITION

LOANS

Management's historical focus has been to promote loan growth in the Corporation's target markets, emphasizing the expansion of business in the Corporation's trade areas. Efforts are taken to maintain a diversified portfolio without significant concentration of risk. In 2011, loans declined slightly, following a larger decline in 2010; however, the Corporation's total loans shrank as loan demand softened and economic conditions, particularly in real estate construction and development, impaired potential borrower creditworthiness. Total loans net of unearned fees decreased $2.0 million from December 31, 2010 to December 31, 2011. The major categories of loans showing the largest decrease during 2011 included commercial loans with a decrease of $5.0 million, construction and land development loans with a decrease of $4.5 million and residential real estate loans of $1.9 million. These decreases were partially offset by increases in commercial real estate loans of $4.9 million, consumer loans of $3.5 million and agricultural real estate loans of $2.6 million.

Over the last three years, average total loans decreased by $13.8 million, or 3.8%, in 2011, decreased by $33.2 million, or 8.5%, in 2010 and increased by $33.5 million, or 9.4%, in 2009, in each case over the prior year. The decrease in average loans outstanding in 2011 and 2010 as compared to the previous year led to an increase of $32.3 million and $22.2 million in average investment securities in 2011 and 2010, respectively, over the previous year as the funds previously used for loan fundings were placed in the investment portfolio. The growth in deposits was the primary funding source for this increase in average loan demand in 2009.

LOAN QUALITY

Credit risk represents the maximum accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. Concentrations of credit risk or types of collateral arising from financial instruments exist in relation to certain groups of customers. A group concentration arises when a number of counterparties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Corporation does not have a significant concentration to any individual customer or counterparty. The major concentrations of credit risk for the Corporation arise by collateral type in relation to loans and credit commitments. The most significant concentration that exists is in loans secured by real estate, primarily commercial real estate loans (37% of the total loans) and 1-4 family residential loans (24% of total loans). Commercial loans, both those secured by real estate and those not secured by real estate, are further classified by their appropriate North American Industry Classification System ("NAICS") code. Of those loans classified by NAICS code, the Corporation has concentrations of credit, defined as 25% or more of total risk-based capital, of loans secured by hotel and motel properties (35% of total risk-based capital), loans to lessors of residential buildings and dwellings (35% of total risk-based capital), loans secured by subdivision land (31% of total risk-based capital) and loans to lessors of nonresidential buildings, excluding mini-warehouses (28% of total risk-based capital). Although the Corporation has a loan portfolio diversified by type of risk, the ability of its customers to honor their contracts is to some extent dependent upon economic conditions in the regions where our customers operate, particularly conditions impacting residential and commercial real estate, which continued to experience deterioration throughout 2011. A geographic concentration arises because the Corporation grants commercial, real estate and consumer loans primarily to customers in Giles, Marshall and Lincoln Counties, Tennessee and Limestone and Madison Counties, Alabama. In order to mitigate the impact of credit risk, management strives to identify loans experiencing difficulty early enough to correct the problems and to maintain an allowance for loan losses at a level management believes is adequate to absorb probable incurred losses in the loan portfolio.

The amounts of loans outstanding, excluding deferred loan fees, at the indicated dates are shown in the following table according to type of loan. Loans held for sale are included in the following table.

LOAN PORTFOLIO

	December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
	(in thousands of dollars)				
Construction and land development	$ 27,256	$ 31,742	$ 40,912	$ 55,484	$ 21,828
Commercial and industrial	29,519	34,561	38,853	34,120	30,712
Agricultural	5,006	5,099	5,940	7,642	8,260
Real estate - farmland	36,826	34,228	35,243	35,923	33,551
Real estate - residential	84,313	86,234	90,797	91,757	77,961
Real estate - nonresidential, nonfarm	127,470	122,549	127,496	137,749	115,478
Installment - individuals	26,195	22,679	24,757	26,668	24,607
Other loans[(1)]	6,331	7,007	8,086	9,672	9,604
	$ 342,916	**$ 344,099**	**$ 372,084**	**$ 399,015**	**$ 322,001**

[(1)] Includes student loans, non-taxable loans, overdrafts, and all other loans not included in any of the designated categories.

The following table presents the maturity distribution of selected loan categories at December 31, 2011 (excluding residential mortgage, home equity and installment-individual loans).

	Due in one year or less	Due after one year but in or before five years	Due after five years	Total
	(in thousands of dollars)			
Construction and land development	$ 11,112	$ 15,526	$ 618	$ 27,256
Commercial and industrial	11,438	12,911	5,170	29,519
Agricultural	3,658	1,348	-	5,006
Real estate-farmland	15,438	18,257	3,131	36,826
Real estate-nonresidential, nonfarm	38,971	79,733	8,766	127,470
Total selected loans	**$ 80,617**	**$ 127,775**	**$ 17,685**	**$ 226,077**

The table below summarizes the percentages of the loans selected for use in the preceding table falling into each of the indicated maturity ranges and the sensitivity of such loans to interest rate changes for those with maturities greater than one year, all as of December 31, 2011.

	Due in one year or less	Due after one year but in or before five years	Due after five years	Total
Percent of total selected loans	35.66%	56.52%	7.82%	100.00%
Cumulative percent of total	35.66%	92.18%	100.00%	
Sensitivity of loans to changes in interest rates-loans due after one year				
Fixed rate loans		$ 122,296	$ 8,958	$ 131,254
Variable rate loans		5,479	8,727	14,206
Total		**$ 127,775**	**$ 17,685**	**$ 145,460**

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes loan balances at the end of each period and average loans outstanding, changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged off, and provisions for loan losses which have been charged to expense.

	For year ended December 31,				
	2011	2010	2009	2008	2007
	(in thousands of dollars)				
Loans, net of unearned income	$ 340,554	$ 342,559	$ 370,609	$ 396,926	$ 321,071
Daily average amount of loans	$ 343,625	$ 357,377	$ 390,555	$ 357,053	$ 300,051
Balance of allowance for possible loan losses at beginning of period	$ 7,997	$ 7,085	$ 5,220	$ 3,467	$ 3,473
Less charge-offs:					
Construction and land development	528	1,572	1,974	-	-
Commercial and industrial	337	161	164	85	29
Agricultural	17	7	-	-	-
Real estate-farmland	1	257	60	-	-
Real estate-residential	832	492	1,098	97	255
Real estate-nonresidential, nonfarm	192	1,123	87	120	-
Installment-Individuals	307	332	223	173	233
Other loans	-	-	-	-	-
	2,214	3,944	3,606	475	517
Add recoveries:					
Construction and land development	90	-	-	-	-
Commercial and Industrial	6	17	21	11	13
Agricultural	3	6	8	11	25
Real estate-farmland	-	-	-	-	-
Real estate-residential	74	6	7	49	32
Real estate-nonresidential, nonfarm	13	6	-	7	34
Installment-Individuals	46	70	104	115	143
Other loans	-	1	3	2	3
	232	106	143	195	250
Net loans charged off	1,982	3,838	3,463	280	267
Provision charged to expense	1,455	4,750	5,328	2,033	261
Balance at end of period	$ 7,470	$ 7,997	$ 7,085	$ 5,220	$ 3,467
Net charge-offs as percentage of average loans outstanding:	0.58%	1.07%	0.89%	0.08%	0.09%
Net charge-offs as percentage of:					
Provision for loan losses	136.2%	80.8%	65.0%	13.8%	102.3%
Allowance for loan losses	26.5%	48.0%	48.9%	5.4%	7.7%
Allowance at end of period to loans, net of unearned income	2.19%	2.33%	1.91%	1.32%	1.08%

As seen in the above table, net loans charged-off decreased in 2011 to $1,982,000 from $3,838,000 and $3,463,000 in 2010 and 2009, respectively. Net charged-off loans declined significantly in 2011 as compared to 2010; however, net charged-off loans remained at elevated levels in 2011 as weak economic conditions continued. Net loans charged-off in 2011 consisted of net losses on construction and land development loans of $438,000, net losses on real estate loans of $938,000, net losses on commercial and industrial loans of $331,000, net losses on loans to individuals of $261,000 and net losses on agricultural loans of $14,000. This compared to net loans charged-off in 2010 which consisted of net losses on construction and land development loans of $1,572,000, net losses on real estate loans of $1,860,000, net losses on commercial and industrial loans of $144,000, net losses on loans to individuals of $262,000, net losses on agricultural loans of $1,000 and net recoveries on other loans of $1,000. The allowance for loan losses at the end of 2011 was $7,470,000, or 2.19% of outstanding loans, net of unearned income, as compared to $7,997,000, or 2.33% of outstanding loans, net of unearned income, and $7,085,000, or 1.91% of outstanding loans, net of unearned income in 2010 and 2009, respectively. Net loans charged-off amounted to 0.58% of average total loans outstanding in 2011, 1.07% in 2010 and 0.89% in 2009.

The allowance for loan losses was 0.8 times the balance of nonaccrual loans at the end of 2011 compared to 0.6 times in 2010 and 0.9 times in 2009. Nonaccrual loans decreased $3,662,000 to $9,591,000 at December 31, 2011 from $13,253,000 at December 31, 2010 primarily due to a decrease in construction and land development loans and 1 to 4 family residential loans classified as nonaccrual. The decrease in nonaccrual loans in 2011 was primarily due to foreclosure upon the collateral securing several loans, thus moving the underlying collateral to other real estate owned. Nonaccrual loans increased $5,698,000 to $13,253,000 at December 31, 2010 from $7,555,000 at December 31, 2009 primarily due to an increase in residential real estate loans, commercial real estate loans and construction and land development loans classified as nonaccrual. Much of the increase in nonaccrual loans at December 31, 2010 was due to 3 larger relationships that were placed on nonaccrual during 2010. Management believes that the allowance for loan losses as of December 31, 2011 is adequate, but if economic conditions deteriorate beyond management's expectations and additional charge-offs are incurred, the allowance for loan losses may require an increase through significant additional provision for loan losses. Charge-offs are expected to remain at elevated levels in 2012 resulting in elevated provision for loan losses in 2012 as compared to years prior to 2009.

The following table sets out respectively the allocation of the Allowance for Loan Losses and the percentage of loans by category to total loans outstanding at the end of each of the years indicated.

	December 31,				
	2011	2010	2009	2008	2007
	(amounts in thousands of dollars)				
Allowance applicable to:					
Construction and land development	$ 1,199	$ 1,475	$ 1,296	$ 1,009	$ 168
Commercial and industrial loans	678	1,035	1,130	712	847
Agricultural loans	33	42	81	74	121
Real estate-farmland	766	724	541	367	310
Real estate-residential	1,327	1,274	1,308	844	565
Real estate-nonresidential nonfarm	3,058	3,023	1,998	1,383	951
Installment-individual	390	384	628	755	447
Other loans	19	40	103	76	58
	$ 7,470	$ 7,997	$ 7,085	$ 5,220	$ 3,467
Percentages of loans by category to total loans:					
Construction and land development	7.95%	9.22%	11.00%	13.91%	6.78%
Commercial and industrial loans	8.61%	10.04%	10.44%	8.55%	9.54%
Agricultural loans	1.46%	1.48%	1.60%	1.92%	2.57%
Real estate-farmland	10.74%	9.95%	9.47%	9.00%	10.42%
Real estate-residential	24.59%	25.06%	24.40%	23.00%	24.21%
Real estate-nonresidential nonfarm	37.17%	35.62%	34.27%	34.52%	35.86%
Installment-individual	7.64%	6.59%	6.65%	6.68%	7.64%
Other loans	1.84%	2.04%	2.17%	2.42%	2.98%
	100.00%	100.00%	100.00%	100.00%	100.00%

The Corporation monitors changes in the credit quality, terms and loan concentrations in its loan portfolio. Construction and land development loans decreased $4.5 million, or 14.1%, at year-end 2011, following a decrease of $9.2 million, or 22.4%, at year-end 2010 as compared to year-end 2009, following a decrease of $14.6 million, or 26.3%, at year-end 2009 as compared to year-end 2008. However, these decreases followed a significant increase of $33.7 million, or 154.2%, at year-end 2008 as compared to year-end 2007, primarily due to increases in loans secured by subdivision land, reflecting the Corporation's expansion into more growth-oriented urban areas in Alabama. Overall loan volume declined slightly at year-end 2011 as compared to year-end 2010. The Corporation evaluates its exposure level to loan concentrations periodically to determine any amount of additional allowance allocations that is necessary based on these concentrations.

NON-PERFORMING ASSETS

Non-performing assets include nonaccrual loans, loans restructured because of a debtor's financial difficulties, other real estate owned and loans past due ninety days or more as to interest or principal payment.

Nonaccrual loans are those loans for which management has discontinued accrual of interest because there exists significant uncertainty as to the full and timely collection of either principal or interest or such loans have become contractually past due 90 days or more with respect to principal or interest, unless such loans are well secured and in the process of collection.

From December 31, 2010 to December 31, 2011, nonaccruing loans decreased to $9,591,000 from $13,253,000 following an increase from $7,555,000 at year-end 2009. The elevated levels on nonaccrual loans in each year were primarily a result of weak economic conditions negatively impacting many loan customers, particularly construction and land development loans, 1-4 family real estate loans and commercial real estate loans. There were $1,059,000 in restructured loans as of December 31, 2011, which included commercial real estate loans and construction and land development loans. There were $2,742,000 in restructured loans as of December 31, 2010, all of which were commercial real estate loans. Since no loans classified as troubled debt restructurings included interest rate reductions as part of the modification, and modifications only changed the timing of cash flows as the loans were placed on interest-only payments for a period of time, the Company has not allocated any specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2011. Other real estate owned, consisting of properties acquired through foreclosures or deeds in lieu thereof, totaled $7,111,000 at December 31, 2011, a decrease of $5,593,000 from $12,704,000 at December 31, 2010. The Bank was able to sell a significant amount of other real estate owned in 2011 resulting in a net gain on the sales of $238,000 in 2011. These properties had previously been marked to fair values based upon updated appraisals. The continued weak economic conditions led to the elevated levels of other real estate owned in 2011 and 2010 as compared to periods prior to 2009. Other real estate owned is likely to remain at elevated levels throughout 2012 as are the related foreclosure/repossession expenses as compared to periods prior to 2009. All major credit lines and troubled loans are reviewed regularly by a committee of the Board of Directors. Management believes that the Bank's non-performing loans have been accounted for in the methodology for calculating the allowance for loan losses.

The following table summarizes the Corporation's nonaccrual loans, loans past due 90 days or more but accruing interest, restructured loans and other real estate owned. Troubled debt restructurings in the following table includes only those troubled debt restructurings that are accruing interest.

	December 31,				
	2011	2010	2009	2008	2007
	(in thousands of dollars)				
Nonaccrual loans	$ 9,591	$ 13,253	$ 7,555	$ 3,029	$ 428
Troubled debt restructurings	268	2,742	7,307	0	0
Other real estate owned	7,111	12,704	12,550	247	672
Loans past due ninety days or more as to interest or principal payment but still accruing	24	0	8	2	0

The amount of interest income actually recognized on nonaccrual loans during 2011, 2010 and 2009 was $258,000, $121,000 and $95,000, respectively. The additional amount of interest income that would have been recorded during 2011, 2010 and 2009, if the above nonaccrual loans had been current in accordance with their original terms, was $973,000, $818,000 and $595,000, respectively. No interest was foregone on troubled debt restructurings in 2011, 2010 and 2009.

Loans that are classified as "substandard" by the Bank represent loans to which management has doubts about the borrowers' ability to comply with the present loan repayment terms. At December 31, 2011, there were approximately $7,622,000 in loans that were classified as "substandard" and accruing interest. This compares to approximately $12,003,000 in loans that were classified as "substandard" and accruing interest at December 31, 2010. At December 31, 2011, management was not aware of any specifically identified loans, other than those classified as "substandard" that represent significant potential problems or that management has doubts as to the borrower's ability to comply with the present repayment terms. The Corporation believes that it and the Bank have appropriate internal controls and although the Corporation and the Bank conduct regular and thorough loan reviews, the risk inherent in the lending business results in periodic charge-offs of loans. The Corporation maintains an allowance for loan losses that it believes to be adequate to absorb probable incurred losses in the loan portfolio. Management evaluates, on a quarterly basis, the risk in the portfolio to determine an adequate allowance for loan losses. The evaluation includes analyses of historical performance, the level of nonperforming and rated loans, specific analyses of problem loans, loan activity since the previous quarter, loan review reports, consideration of current economic conditions and other pertinent information. The evaluation is reviewed by the Audit Committee of the Board of Directors of the Bank. Also, as a matter of policy, internal classifications of loans are performed on a routine and continuing basis. See "Critical Accounting Policies" for more information pertaining to the Corporation's allowance for loan losses.

SECURITIES

The securities portfolio consists primarily of U.S. government agency securities, U.S. government-sponsored entities securities, marketable bonds of states, counties and municipalities, and corporate bonds. Management uses investment securities to assist in maintaining proper interest rate sensitivity in the balance sheet, to provide securities to pledge as collateral for certain public funds and repurchase agreements and to provide an alternative investment for available funds.

The following table sets forth the carrying amount of investment and other securities at the dates indicated:

	December 31, 2011	December 31, 2010	December 31, 2009
	(in thousands of dollars)		
Available-for-sale			
U.S. treasury securities	$ 100	$ 101	$ 104
U.S. government-sponsored entities	116,408	104,655	85,782
Mortgage-backed securities - residential	62,884	43,835	16,677
Obligations of states and political subdivisions	38,078	42,559	49,199
Other securities	-	45	88
Total securities	**$ 217,470**	**$ 191,195**	**$ 151,850**

The following table sets forth the maturities of securities at December 31, 2011 and the average yields of such securities. Actual maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories noted below as of December 31, 2011.

	U.S. Treasuries, Government Agencies and Government-Sponsored Enterprises	State and Political Subdivisions	Other Debt Securities	Total
		(in thousands of dollars)		
Available-for-sale				
Due in one year or less:				
Amount	$3,669	$4,464	-	$8,133
Yield	1.66%	4.51%	-	3.22%
Due after one year through five years:				
Amount	$95,539	$18,256	-	$113,795
Yield	1.53%	4.62%	-	2.03%
Due after five years through ten years:				
Amount	$17,299	$14,842	-	$32,141
Yield	1.94%	3.93%	-	2.86%
Due after ten years:				
Amount	-	$516	-	$516
Yield	-	4.34%	-	4.34%

The above table shows yields on the tax-exempt obligations to be computed on a taxable equivalent basis.

Total average securities increased by $32.3 million, or 19.6%, to $197.6 million during 2011 as compared to $165.3 million for 2010. Average non-taxable securities decreased by $1.6 million, or 4.1%, in 2011 while average taxable securities increased by $34.0 million, or 27.0%, to account for the overall increase in average investments. The increase in total average securities during 2011 was primarily a result of lower average loan balances in 2011 that led to excess funds being placed in the investment portfolio. Total average securities increased by $22.2 million, or 15.5%, to $165.3 million during 2010 as compared to $143.0

million for 2009. Average non-taxable securities decreased by $13.3 million, or 25.2%, in 2010 while average taxable securities increased by $35.5 million, or 39.3%, to account for the overall increase in average investments. The increase in total average securities during 2010 was primarily a result of lower average loan balances in 2010 that led to excess funds being placed in the investment portfolio.

The Corporation saw an increase in the fair value of its investment securities portfolio at December 31, 2011 as compared to December 31, 2010. There was an unrealized gain on securities, net of tax, of $2,238,000 at December 31, 2011 as compared to an unrealized loss on securities, net of tax, of $293,000 at December 31, 2010. The primary cause for unrealized gains and losses within the portfolio at each year-end is the impact movements in market rates have had in comparison to the underlying yields on these securities. Market interest rates moved lower in the latter part of 2011, causing the investments held by the Corporation to increase in market value at December 31, 2011 as compared to December 31, 2010. If interest rates continue to move lower in 2012, the Corporation's investments securities would likely see an acceleration of prepayments, which would negatively impact the net interest margin as re-investment would occur in a lower interest rate environment.

DEPOSITS

The Corporation's primary source of funds is customer deposits, including certificates of deposits in excess of $100,000. Average deposits increased by $5.8 million, or 1.1%, to $548.7 million in 2011, by $8.6 million, or 1.6%, to $542.9 million in 2010, and by $35.9 million, or 7.2%, to $534.4 million in 2009.

The average amount of deposits for the periods indicated is summarized in the following table:

	For the years ended December 31,					
	2011		2010		2009	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(in thousands of dollars, except percents)					
Noninterest bearing demand deposits	$ 80,390	0.00%	$ 76,069	0.00%	$ 70,040	0.00%
Interest bearing demand deposits	97,739	0.22%	83,028	0.36%	74,319	0.59%
Savings deposits	94,596	0.43%	79,870	0.51%	71,954	0.84%
Time deposits of $100,000 or more	139,140	1.67%	159,531	2.27%	179,470	2.84%
Other time deposits	136,834	1.48%	144,439	2.05%	138,535	2.81%
Total interest bearing deposits	468,309	1.06%	466,868	1.56%	464,278	2.16%
Total deposits	**$ 548,699**		**$ 542,937**		**$ 534,318**	

Remaining maturities of time certificates of deposits of $100,000 or more outstanding at December 31, 2011 are summarized as follows (in thousands of dollars):

3 months or less	$ 26,406
Over 3 months through 6 months	30,527
Over 6 months through 12 months	41,284
Over 1 year	38,934
Total	$ 137,151

Other funds were invested in other earning assets such as federal funds at minimum levels necessary for operating needs and to maintain adequate liquidity. A significant amount of the Corporation's deposits are time deposits greater than $100,000. A significant percentage of these time deposits mature within one year. If the Corporation is unable to retain these deposits at their maturity it may be required to find alternate sources of funds to fund any future loan growth, which may be more costly than these deposits and may as such negatively affect the Corporation's net interest margin. The Corporation does not currently expect that a material amount of these deposits will be withdrawn at maturity.

The Corporation began using reciprocal brokered deposits in 2009 and had $0.8 million and $1.0 million of such deposits at December 31, 2011 and 2010, respectively. These are customer deposits which the bank has swapped for deposits of other banks so that the entire customer deposit with the Bank is spread among other banks and the Bank's customer is able to acquire FDIC insurance coverage for the full amount of his/her deposit. The Corporation has not traditionally used brokered deposits as a funding source and had no brokered deposits at year-end 2011 and 2010 other than the reciprocal brokered deposits described above.

OFF BALANCE SHEET ARRANGEMENTS

Neither the Corporation nor the Bank have historically incurred off-balance sheet obligations through the use of, or investment in, off-balance sheet derivative financial instruments of structured finance or special purpose entities organized as corporations, partnerships or limited liability companies or trusts. However, the Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. The following table summarizes the Bank's involvement in financial instruments with off-balance-sheet risk as of December 31:

	Amount		
	2011	**2010**	**2009**
		(in thousands of dollars)	
Commitments to extend credit and unused lines of credit	$ 49,502	$ 56,724	$ 56,956
Standby letters of credit	2,265	2,586	2,437
Mortgage loans sold with repurchase requirements outstanding	10,305	9,348	9,173

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

The primary functions of asset/liability management are to assure adequate liquidity and maintain an appropriate balance between interest sensitive earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

Marketable securities, particularly those of shorter maturities, are the principal source of asset liquidity. Securities maturing in one year or less amounted to $8.1 million at December 31, 2011, representing 3.7% of the investment securities portfolio as compared to $9.0 million at December 31, 2010, representing 4.7% of the investment securities portfolio. Monthly principal paydowns received on mortgage-backed securities also provide additional liquidity. Management believes that the investment securities portfolio, along with additional sources of liquidity, including cash and cash equivalents, federal funds sold and maturing loans, provides the Corporation with adequate liquidity to meet its funding needs.

The Bank also has federal funds lines with some of its correspondent banks. These lines may be drawn upon if the Bank has short-term liquidity needs. As of December 31, 2011, the Bank had $20.0 million available under these lines. At December 31, 2011, the Bank had no federal funds purchased from these lines. The average daily federal funds purchased for 2011 equaled $74,000 at an average interest rate of 1.08%. For 2010 the average daily federal funds purchased equaled $16,000 at an average interest rate of 1.22%. For 2009 the average daily federal funds purchased equaled $29,000 at an average interest rate of 0.98%.

In addition to the federal funds lines, the Bank also has the capacity to borrow additional funds from the Federal Home Loan Bank of Cincinnati that may be drawn upon for short-term or longer-term liquidity needs. At December 31, 2011, the Bank had total borrowings of $7,326,000 and had approximately $19,962,000 of available additional borrowing capacity from the Federal Home Loan Bank of Cincinnati.

Interest rate sensitivity varies with different types of interest earning assets and interest bearing liabilities. Overnight federal funds, on which rates change daily, and loans which are tied to the prime rate differ considerably from long term securities and fixed rate loans. Similarly, time deposits, especially those $100,000 and over, are much more interest-sensitive than are savings accounts. At December 31, 2011, the Corporation had a total of $98.2 million in certificates of $100,000 or more which would mature in one year or less. In addition, consumer certificates of deposits of smaller amounts mature generally in two years or less, while money market deposit accounts mature on demand.

The Corporation has certain contractual obligations at December 31, 2011 as summarized in the table below.

	Payments due by period				
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
			(Dollars in thousands)		
Certificates of deposit	$ 199,724	$ 49,762	$ 20,161	$ 4	$ 269,651
Repurchase agreements	1,851	-	-	-	1,851
Borrowings	1,141	6,113	55	17	7,326
Standby letters of credit	1,645	620	-	-	2,265
Operating leases	107	-	-	-	107
Total	$ 204,468	$ 56,495	$ 20,216	$ 21	$ 281,200
Commitments to extend credit	$ 2,498	$ -	$ -	$ -	$ 2,498

CAPITAL RESOURCES, CAPITAL AND DIVIDENDS

Regulatory requirements place certain constraints on the Corporation's capital. In order to maintain appropriate ratios of equity to total assets, a corresponding level of capital growth must be achieved. Growth in total average assets was 1.5% in 2011 and 2.0% in 2010. Average shareholder's equity increased 6.7% in 2011 and 2.2% in 2010. The Corporation's equity capital was $59,767,000 at December 31, 2011 as compared to $52,664,000 at December 31, 2010. The Corporation's equity capital was positively impacted at year-end 2011 by an unrealized gain on available-for-sale securities, net of tax, of $2,238,000 as compared to an unrealized loss on available-for-sale securities, net of tax, of $293,000 at year-end 2010. These unrealized gains and losses are excluded from capital in the Bank's and Corporation's calculation of regulatory capital. The Corporation's Tier I capital increased 8.6% from year-end 2010 to year-end 2011.

The Corporation's average equity-to-average asset ratio (excluding unrealized gain/loss on investment securities) was 9.0% and 8.5% in 2011 and 2010, respectively. The increase in the Corporation's average assets declined in 2011 and 2010 as compared to earlier periods to help the Corporation increase and maintain its capital position. Management expects the Corporation to continue to maintain a somewhat slower growth rate in 2012 as it seeks to sustain and improve its capital position. The Corporation expects to maintain a capital to asset ratio that reflects financial strength and conforms to current regulatory guidelines. Federal Reserve Board guidelines generally state that dividends should be reduced if they exceed net income for the prior four quarters, of if prospective earnings retention is not adequate for a holding company's capital needs or overall current financial condition. The ratio of dividends to net income was 31.4% in 2011, 38.8% in 2010 and 111.6% in 2009.

As of December 31, 2011, the authorized number of common shares was 10 million shares, with 1,570,428 shares issued and outstanding.

The Federal Reserve, the OCC and the FDIC have issued risk-based capital guidelines for U.S. banking organizations. These guidelines provide a uniform capital framework that is sensitive to differences in risk profiles among banking companies. Under these guidelines, total capital consists of Tier I capital (core capital, primarily shareholders' equity) and Tier II capital (supplementary capital, including certain qualifying debt instruments and the loan loss reserve). Assets are assigned risk weights ranging from 0% to 100% depending on the level of credit risk normally associated with such assets. Off-balance sheet items (such as commitments to make loans) are also included in assets through the use of conversion factors established by the regulators and are assigned risk weights in the same manner as on-balance sheet items. Banking institutions are expected to achieve a Tier I capital to risk-weighted assets ratio of at least 4.00%, a total capital (Tier I plus Tier II) to risk-weighted assets ratio of at least 8.00%, and a Tier I capital to total assets ratio (leverage ratio) of at least 4.00%. Under the Federal Reserve's regulations, for a bank holding company, like the Corporation, to be considered "well capitalized" it must maintain a Total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6% and not be subject to a written agreement, order or directive to maintain a specific capital level. In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide that a minimum ratio of Tier 1 capital to average assets, less goodwill and other specified intangible assets, of at least 4% should be maintained by most bank holding companies. As of December 31, 2011, the Corporation and the Bank, had ratios exceeding the regulatory requirements to be classified as "well capitalized," the highest regulatory capital rating. The Corporation's and the Bank's ratios are illustrated below.

	Actual Amount	Actual Ratio	Required For Capital Adequacy Purposes Amount		Required For Capital Adequacy Purposes Ratio	To Be Well Capitalized Under Applicable Regulations Amount		To Be Well Capitalized Under Applicable Regulations Ratio
			(Dollars in thousands)					
As of December 31, 2011								
Total Capital to risk weighted assets								
Corporation	$ 62,769	15.06%	$ 33,354	≥	8.00%	$ 41,692	≥	10.00%
Bank	62,188	14.92	33,349	≥	8.00	41,686	≥	10.00
Tier I (Core) Capital to risk weighted assets								
Corporation	57,529	13.80	16,677	≥	4.00	25,015	≥	6.00
Bank	56,948	13.66	16,674	≥	4.00	25,012	≥	6.00
Tier I (Core) Capital to average quarterly assets								
Corporation	57,529	9.15	25,137	≥	4.00			
Bank	56,948	9.06	25,133	≥	4.00	31,417	≥	5.00
As of December 31, 2010								
Total Capital to risk weighted assets								
Corporation	$ 58,249	13.87%	$ 33,597	≥	8.00%	$ 41,997	≥	10.00%
Bank	57,855	13.78	33,592	≥	8.00	41,991	≥	10.00
Tier I (Core) Capital to risk weighted assets								
Corporation	52,958	12.61	16,799	≥	4.00	25,198	≥	6.00
Bank	52,563	12.52	16,796	≥	4.00	25,194	≥	6.00
Tier I (Core) Capital to average quarterly assets								
Corporation	52,958	8.68	24,407	≥	4.00			
Bank	52,563	8.62	24,404	≥	4.00	30,505	≥	5.00

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Adoption of New Accounting Standards:

In April 2011, the Financial Accounting Standards Board ("FASB") amended existing guidance for assisting a creditor in determining whether a restructuring is a troubled debt restructuring. The amendments clarify the guidance for a creditor's evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. With regard to determining whether a concession has been granted, the Accounting Standards Update ("ASU") clarifies that creditors are precluded from using the effective interest method to determine whether a concession has been granted. In the absence of using the effective interest method, a creditor must now focus on other considerations such as the value of the underlying collateral, evaluation of other collateral or guarantees, the debtor's ability to access other funds at market rates, interest rate increases and whether the restructuring results in a delay in payment that is insignificant. This guidance is effective for interim and annual reporting periods beginning after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. For purposes of measuring impairment on newly identified troubled debt restructurings, the amendments should be applied prospectively for the first interim or annual period beginning on or after June 15, 2011. The adoption of this guidance did not have a material impact upon the Corporation's financial statements.

In May 2011, the FASB issued an amendment to achieve common fair value measurement and disclosure requirements between U.S. and International accounting principles. Overall, the guidance is consistent with existing U.S. accounting principles; however, there are some amendments that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this guidance are effective for interim and annual reporting periods beginning after December 15, 2011. The Corporation is currently evaluating the impact of this amendment on the consolidated financial statements.

In June 2011, the FASB amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in shareholder's equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. The amendments in this guidance are effective as of the beginning of a fiscal reporting year, and interim periods within that year, that begins after December 15, 2011. Early adoption is permitted. The adoption of this amendment will change the presentation of the components of comprehensive income for the Corporation as part of the consolidated statement of shareholder's equity.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Corporation's primary place of exposure to market risk is interest rate volatility of its loan portfolio, investment portfolio and interest-bearing deposit liabilities. Fluctuations in interest rates ultimately impact both the level of income and expense recorded

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Corporation's primary place of exposure to market risk is interest rate volatility of its loan portfolio, investment portfolio and interest-bearing deposit liabilities. Fluctuations in interest rates ultimately impact both the level of income and expense recorded on a large portion of the Corporation's assets and liabilities, and the market value of interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity.

Simulation modeling is used to evaluate both the level of interest rate sensitivity as well as potential balance sheet strategies. Important elements in this modeling process include the mix of floating rate versus fixed rate assets and liabilities, the repricing/maturing volumes and rates of the existing balance sheet, and assumptions regarding future volumes, maturity patterns and pricing under varying interest rate scenarios. The Bank's Asset/Liability policy strives to limit the decrease in net interest income over a +/-200 basis point rate shock to no more than 9.0 percent over the next twelve months as compared to the base scenario of no changes in interest rates and to limit the decrease in the current present value of the Bank's equity to no more than 18 percent over the same +/-200 basis point rate shock. As of December 31, 2011, the -200 basis point rate shock was estimated to increase the current present value of the Bank's equity by 5.1% and a +200 basis point rate shock was estimated to decrease the current present value of the Bank's equity by 4.9%, both well within the policy guidelines. A -200 basis point rate shock was estimated to decrease net interest income approximately $2,626,000, or 12.3 percent, over the next twelve months, as compared to the base scenario. A +200 basis point rate shock was projected to decrease net interest income approximately $518,000, or 2.4 percent, over the next twelve months as compared to the base scenario. The decrease in net interest income in the next twelve months in the -200 basis point rate shock is outside the Bank's limit of -9.0%; however, the longer-term interest rate risk seems to be mitigated as shown by the very small change in the current present value of the Bank's equity in the -200 basis point rate shock scenario as compared to rates remaining stable. Although interest rates are currently very low, the Bank believes a -200 basis point rate shock is an effective and realistic test since interest rates on many of the Bank's loans still have the ability to decline 200 basis points. For those loans that have floors above the -200 basis point rate shock, the interest rate would be the floor rate. All deposit account rates would likely fall to their floors under the -200 basis point rate shock as well. This simulation analysis assumes that NOW and savings accounts have a lower correlation to changes in market interest rates than do loans, investment securities and time deposits. The simulation analysis takes into account the call features of certain investment securities based upon the rate shock, as well as estimated prepayments on loans. The simulation analysis assumes no change in the Bank's asset/liability composition due to the inherent uncertainties of specific conditions and corresponding actions of management. Actual results would vary due to changing market conditions and management's response to those conditions.

More about market risk is included in "Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Interest Rate Sensitivity Management." All market risk sensitive instruments described within that section have been entered into by the Corporation for purposes other than trading. The Corporation does not hold market risk sensitive instruments for trading purposes. The Corporation is not subject to any foreign currency exchange or commodity price risk.

The following table provides information about the Corporation's financial instruments that are sensitive to changes in interest rates as of December 31, 2011. Non-maturity deposits such as NOW accounts, money market accounts and savings accounts are not included in the following table.

	Expected Maturity Date for year ending December 31, 2011							
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(in thousands of dollars)							
Interest-sensitive assets:								
Loans and leases:								
Variable rate	$ 4,082	$ 2,830	$ 2,135	$ 2,876	$ 3,195	$20,278	$ 35,396	$ 34,090
Average interest rate	5.67%	5.59%	4.80%	5.01%	4.69%	4.59%	4.85%	
Fixed rate	118,167	87,222	63,603	10,568	12,973	14,794	307,327	307,937
Average interest rate	7.53%	6.93%	7.12%	6.27%	5.86%	5.42%	7.06%	
Securities	41,660	28,401	20,692	21,089	15,633	89,995	217,470	217,470
Average interest rate	1.93%	1.88%	2.46%	2.29%	2.33%	2.57%	2.30%	
Federal funds sold and other	23,124						23,124	23,124
Average interest rate	0.20%						0.20%	
Interest-sensitive liabilities:								
Interest-bearing deposits:								
Variable rate	4,197	1,497	-	-	-	-	5,694	5,694
Average interest rate	1.38%	1.17%					1.32%	
Fixed rate	195,527	36,428	11,837	10,123	10,038	4	263,957	265,590
Average interest rate	1.13%	1.65%	2.86%	2.56%	2.15%	5.50%	1.37%	
Securities sold under repurchase agreement	1,851						1,851	1,851
Average interest rate	1.59%						1.59%	
Long-term borrowings	1,141	1,077	5,036	38	17	17	7,326	7,733
Average interest rate	5.05%	5.12%	2.96%	5.97%	5.42%	4.87%	3.63%	

U.S. Government agency and U.S. government-sponsored entity securities in the above table with call features are shown as maturing on the call date if they are likely to be called in the current interest rate environment.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Common stock of First Pulaski National Corporation is not traded through an organized exchange but is traded between local individuals. As such, price quotations are not available on NASDAQ or any other quotation service. The following trading prices for 2011 and 2010 represent trades of which the Corporation was aware and do not necessarily include all trading transactions for the period and may not necessarily reflect actual stock values.

	Trading Prices	Dividends Paid
1st Quarter, 2011	$35.00 - 50.00	$0.25
2nd Quarter, 2011	$40.00 - 47.00	$0.25
3rd Quarter, 2011	$40.00 - 45.00	$0.25
4th Quarter, 2011	$40.00 - 43.00	$0.50
Total Annual Dividend, 2011		$1.25
1st Quarter, 2010	$50.00 - 55.00	$0.25
2nd Quarter, 2010	$48.00 - 55.00	$0.25
3rd Quarter, 2010	$48.00 - 50.00	$0.25
4th Quarter, 2010	$45.00 - 55.00	$0.25
Total Annual Dividend, 2010		$1.00

There were approximately 1,590 shareholders of record of the Corporation's common stock as of February 29, 2012.

The Corporation reviews its dividend policy at least annually. The amount of the dividend, while in the Corporation's sole discretion, depends in part upon the performance of First National. The Corporation's ability to pay dividends is restricted by federal laws and regulations applicable to bank holding companies and by Tennessee laws relating to the payment of dividends by Tennessee corporations. Because substantially all operations are conducted through its subsidiaries, the Corporation's ability to pay dividends also depends on the ability of the subsidiaries to pay dividends to the Corporation. The ability of First National to pay cash dividends to the Corporation is restricted by applicable regulations of the OCC and the FDIC. For a more detailed discussion of these limitations see "Item 1. Business - Supervision and Regulation - Payment of Dividends" and Note 15 to the Notes to Consolidated Financial Statements.

SELECTED FINANCIAL DATA

The table below contains selected financial data for the Corporation for the last five years. Note 18 to the Consolidated Financial Statements which follows shows figures for basic earnings per share and gives effect to dilutive stock options in determining diluted earnings per share. Total average equity and total average assets exclude unrealized gains or losses on investment securities.

	For Year Ended December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
	(dollars in thousands, except per share amounts)				
Interest income	$ 28,714	$ 29,424	$ 31,281	$ 33,687	$ 33,605
Interest expense	5,268	7,601	10,328	14,856	16,777
Net interest income	23,446	21,823	20,953	18,831	16,828
Loan loss provision	1,455	4,750	5,328	2,033	261
Non-interest income	5,131	5,911	4,276	4,400	4,113
Non-interest expense	18,043	17,642	17,703	17,252	13,365
Income before income tax	9,079	5,341	2,199	3,946	7,314
Net income	6,249	4,028	2,232	3,471	5,453
Total assets	$ 635,099	$ 601,140	$ 609,427	$ 592,303	$ 529,941
Loans, net of unearned income	340,554	342,559	370,609	396,926	321,071
Securities	217,470	191,195	151,850	136,652	153,900
Deposits	559,231	533,324	542,977	530,497	469,008
Total long-term debt	7,326	7,545	7,779	3,392	3,640
Per Share Data:					
Net Income-Basic	$ 3.98	$ 2.58	$ 1.43	$ 2.24	$ 3.51
Net Income-Diluted	3.98	2.58	1.43	2.24	3.50
Cash dividends paid	1.25	1.00	1.60	1.80	1.80
Total average equity (1)	$ 55,477	$ 51,664	$ 50,536	$ 50,127	$ 48,629
Total average assets (1)	619,574	609,032	597,754	559,115	504,385
Ratios					
Avg equity to avg assets	8.95%	8.48%	8.45%	8.97%	9.64%
Return on average equity	11.26%	7.80%	4.42%	6.92%	11.21%
Return on average assets	1.01%	0.66%	0.37%	0.62%	1.08%
Dividend payout ratio	31.40%	38.83%	111.63%	80.40%	51.28%

(1) Total average equity and total average assets above excludes the unrealized gain or loss on investment securities.

The basic earnings per share data and the diluted earnings per share data in the above table are based on the following weighted average number of shares outstanding:

	For Year Ended December 31,				
	2011	2010	2009	2008	2007
Basic	1,568,995	1,563,762	1,557,109	1,549,721	1,554,648
Diluted	1,566,648	1,561,928	1,555,951	1,550,255	1,558,836

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

Set forth is a graph comparing the annual change in the cumulative total shareholder return on the Corporation's Common Stock against the cumulative total return of the NASDAQ Index and the Zacks Investment Research, Inc. Independent Bank Index for the period of five years beginning December 31, 2006 and ending December 31, 2011.

The following Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference the Proxy Statement into any filing under the Securities Act of 1933 or the Exchange Act except to the extent that the Corporation specifically incorporates the information by reference, and shall not otherwise be deemed filed under such acts.

FIRST PULASKI NATIONAL CORPORATION
Five Year Performance Index


INDEX
150
100
50
0

	2006	2007	2008	2009	2010	2011
FIRST PULASKI NATIONAL CORPORATION	100.00	103.31	106.74	109.87	91.64	86.04
INDEPENDENT BANK INDEX	100.00	77.39	52.28	52.00	50.08	43.60
NASDAQ INDEX	100.00	110.65	66.42	96.54	114.06	113.16

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First National Bank

Always First... For You!

206 South First Street • P.O. Box 289
Pulaski, Tennessee 38478-0289 • www.fnbforyou.com